FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of June 2009

Commission File Number: 1-33659

COSAN LIMITED
(Translation of registrant’s name into English)

Av. Juscelino Kubitschek, 1726 – 6th floor
São Paulo, SP 04543-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

COSAN LIMITED

Item
1.	Minutes of the Fiscal Council Meeting of Cosan S.A. Indústria e Comércio held on June 1, 2009
2.	Minutes of the Board of Directors’ Meeting of Cosan S.A. Indústria e Comércio held on June 1, 2009
3.	Call Notice for Extraordinary Shareholders’ Meeting of Cosan S.A. Indústria e Comércio to be held on June 18, 2009
4.	Material Fact of Cosan S.A. Indústria e Comércio dated June 2, 2009
5.	Protocol and Justification of Merger of Curupay S.A. Participações into Cosan S.A. Indústria e Comércio

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COSAN LIMITED

Date:	June 5, 2009	By:	/s/ Marcelo Eduardo Martins
			Name:	Marcelo Eduardo Martins
			Title:	Chief Financial and Investor Relations Officer

ITEM 1

COSAN S.A. INDÚSTRIA E COMÉRCIO
Corporate Taxpayers' ID (CNPJ): No. 50.746.577/0001-15
Company Registry (NIRE) 35.300.177.045

Minutes of the Fiscal Council Meeting held on June 1, 2009.

Date, time and venue: June 1, 2009 at 10:00 am, at the Company´s headquarters at Avenida Juscelino Kubitscheck, 1.726, 6º andar, in the city and state of São Paulo. Attendance: All members of the Company´s Fiscal Council: João Ricardo Ducatti, Luiz Cláudio Gomes Recchia and Ademir José Scarpin. Presiding: Chairman – João Ricardo Ducatti; Secretary – Ademir José Scarpin. Agenda: To discuss the merger of Curupay S.A. Participações by Cosan S.A. Indústria e Comércio. Resolutions:  After carefully analyzing the Protocol and Justification of Merger of Curupay S.A. Participações and the associated evaluation reports prepared by Deloitte Touche Tohmatsu Auditores Independentes and Banco de Investimentos Credit Suisse (Brasil) S.A., the members of the Fiscal Council, in accordance with item III of article 163 and paragraph 2 of article 166 of law No. 6.404/76, recommended its submission to a Shareholders Meeting. Closure and approval of the minutes: There being no further matters to address, the meeting was called to order and the present minutes were drawn up, read, approved and signed by all members of the Fiscal Council.

São Paulo, June 1st, 2009.

______________________________________
JOÃO RICARDO DUCATTI

______________________________________
ADEMIR JOSÉ SCARPIN

______________________________________
LUIZ CLÁUDIO GOMES RECCHIA

ITEM 2

COSAN S.A. INDÚSTRIA E COMÉRCIO

Corporate Taxpayer’s ID (CNPJ) 50.746.577/0001-15
Company Registry ID (NIRE) 35.300.177.045
PUBLICLY-HELD COMPANY

MINUTES OF THE BOARD OF DIRECTORS’ MEETING
HELD ON JUNE 01, 2009

1.           DATE, TIME AND PLACE: June 1, 2009, at 9:00 am, at the Company’s administrative office located at Avenida Juscelino Kubitschek, 1726, 6º andar, in the city and state of São Paulo.

2.           ATTENDANCE: All members of the Company’s Board of Directors attended the meeting, namely: Mr. Rubens Ometto Silveira Mello, Chairman of the Board of Directors, Mr. Pedro Isamu Mizutani, Vice Chairman of the Board of Directors, Mr. Burkhard Otto Cordes, Mr. Marcus Vinícius Pratini de Moraes, Mr. Serge Varsano (representing Mr. Rubens Ometto Silveira Mello by proxy), Mr. Maílson Ferreira da Nóbrega, Mr. Sylvio Ricardo Pereira de Castro and Mr. Pedro Luiz Cerize. The following members of the Fiscal Council also attended the meeting: Mr. João Ricardo Ducatti, Mr. Luiz Cláudio Gomes Recchia and Mr. Ademir José Scarpin. All members attended the meeting by conference call, as provided for in paragraph 2 of Article 20 of the Company’s Bylaws, except for the Fiscal Council members, who attended the meeting exclusively for consideration of item I. (iii).

3.           CALL NOTICE: Sent by e-mail and waved in view of the presence of all members.

4.           PRESIDING BOARD: Chairman: Rubens Ometto Silveira Mello; Secretary: Marcelo de Souza Scarcela Portela.

5.           AGENDA: I. Discussion and resolution on the corporate reorganization proposed by the Board of Executive Officers, which shall result in the merger of the companies of the Nova America group; a) Authorization for the Company to sign the Private Instrument of 2nd Addendum to the Deed of the 2nd Public Issue of Simple Debentures, of unsecured type, of Nova América S.A. – Agroenergia with Rezende Barbosa S.A. Administração e Participações and others; b) Assumption of all sureties and aval guarantees of debts with various financial institutions contracted by the companies: Nova América S.A. Agroenergia; América Trading S.A., Teaçu Armazéns Gerais S.A., Nova América S.A. Trading and Destilaria Paraguaçu Ltda.; c) Approval of the signature of the “Protocol and Justification”, as well as all articles of association and documents related to the merger by the Company of Curupay S.A. Participações, a company controlled by Rezende Barbosa S.A. Administração e Participações and controlling company of Nova América S.A. Agroenergia; d) Approval of the call to competent Extraordinary Shareholders’ Meeting. II. Discussion and resolution on the ratification of the management’s actions that resulted in the sale of the aviation business to Shell; III. Offering of assets as guarantee: authorization for the Company to offer as guarantee of loans contracted by the Company or any of its controlled companies, or as judicial guarantee in execution suits filed against the Company or any of its controlled companies, any of its assets, including, but not limited to, the following Industrial Complexes, as well as the respective rural areas where these Industrial Complexes are located:  São Francisco Unit, located at Fazenda Sobrado, in Elias Fausto (SP); Santa Helena Unit, located at Bairro Campestre, in Rio das Pedras (SP); Costa Pint Unit, located at Bairro Costa Pinto, in Piracicaba (SP); Diamante Unit, located at Fazenda São José, district of Potunduva, Jaú (SP); Rafard Unit, located on Rua do Engenho, in Rafard (SP); Serra Unit, located at Fazenda da Serra, in Ibaté (SP), Junqueira Unit, located at Estação Coronel Quito, in Igarapava (SP); Mundial Unit, located on Estrada Mirandópolis/Pacaembu, in Mirandópolis (SP); and Bom Retiro Unit, located at Fazenda Bom Retiro, in Capivari (SP).

6.           RESOLUTIONS: After the discussion of the matters in the agenda, the members of the Board of Directors resolved, by unanimous vote, without any restriction:

I. Corporate Restructuring

(i) to authorize the Company to sign the Private Instrument of 2nd Addendum to the Deed of the 2nd Public Issue of Simple Debentures, of unsecured type, of Nova América S.A. – Agroenergia with Rezende Barbosa S.A. Administração e Participações and others, as addendum made on September 21, 2008 (“2º Aditamento”), to be signed on this date, in which the Company is depicted as the new intervenor-obligor;

(ii) to assume all sureties and aval guarantees of debts with various financial institutions contracted by the companies: Nova América S.A. Agroenergia; América Trading S.A., Teaçu Armazéns Gerais S.A., Nova América S.A. Trading and Destilaria Paraguaçu Ltda “Nova América”), which shall become controlled by the Company after the corporate reorganization, in the amount of approximately R$1,200,000,000.00, on April 30, 2009;

 (iii) to approve the signature of the “Protocol and Justification”, as well as all documents related to the operations aimed at corporate reorganization and the calling of general shareholders’ meeting to resolve on this subject, all documents shall be signed by the Company’s management, which provides for the merger by this Company of Curupay S.A. Participações, a company controlled by Rezende Barbosa S.A. Administração e Participações and controlling company of Nova América;

(iv) to approve the calling of Extraordinary Shareholders’ Meeting to resolve on the corporate reorganization aforementioned.

II. Sale of the aviation business to Shell Brasil Ltda.

(iv) to ratify all the actions of the management of the Company and its subsidiaries, as follows, related to the sale of aviation assets to Shell Brasil Ltda., which include the contribution, by Cosan Combustíveis e Lubrificantes S.A. (“CCL”), of assets listed and evaluated pursuant to the evaluation report included in the minutes of the Board of Directors’ meeting of CCL held on May 20, 2009 and registered at JUCERJA, to the capital of Jacta Participações S.A., a corporation headquartered in the City of Piracicaba, State of São Palo, at the access to Bairro Costa Pinto, s/nº, Casa Sede, Sala 7, CEP 13411-900, Corporate Taxpayer’s ID (CNPJ/MF)

no. 10.795.274/0001-78; and authorize Cosanpar Participações S.A. to vote for the redemption of CCL’s shares on the delivery of the totality of shares issued by Jacta Participações S.A., which has already been approved by CCL’s Extraordinary General Meeting held on April 30, 2009, minutes already approved at JUCERJA.

III. Offer of assets as Collateral

(v) to authorize collaterals and/or indications to pledge of the abovementioned assets, within the limits of the authorization herein.

7. Closure: There being no further business to discuss, the meeting was adjourned by the Chairman and were drawn up, read, declared accurate and signed by all shareholders.

This is a free English translation of the original instrument drawn up in the Company’s records.

São Paulo, June 1, 2009.

Marcelo de Souza Scarcela Portela
Secretary

ITEM 3

COSAN S.A. INDÚSTRIA E COMÉRCIO
Corporate Taxpayers ID (CNPJ/MF): 50.746.577/0001-15
Company Registry (NIRE): 35300177045
Publicly Held Company

Call Notice
Extraordinary Shareholders' Meeting

Shareholders are hereby invited to attend the Extraordinary Shareholders’ Meeting of Cosan S.A. Indústria e Comércio (“Company”), to be held on June 18, 2009, at 11:00 a.m., at the Company’s headquarters, in Bairro Costa Pinto, s/nº, Piracicaba, state of São Paulo, to resolve on the following agenda: (a) to examine, discuss and approve the Protocol and Justification of Merger of Curupay Participações S.A. by the Company; (b) to ratify the appointment and hiring of Deloitte Touche Tohmatsu Auditores Independentes as the firm responsible for preparing the evaluation of Curupay Participações S.A.’s Shareholders’ Equity; (c) to approve the evaluation report referred to in the above-mentioned item “b”; (d) to resolve on the merger of Curupay Participações S.A. by the Company and the consequent capital increase through the issue of common shares to Rezende Barbosa S.A. Administração e Participações, the sole shareholder of Curupay Participações S.A., by virtue of said merger, and the consequent amendment to the caput of Article 5 of the Company’s Bylaws; and (e) to authorize the Company’s management to take all the necessary measures for to implement said merger, should it be approved.

General Instructions: In order to take part in and vote at the Shareholders’ Meeting, shareholders should confirm their status as such by presenting, at the Company’s headquarters at least 2 (two) days before the date of the Meeting, an identity document and a statement of shareholdings issued by the depository institution (Banco Itaú S.A. or the CBLC – Brazilian Clearing and Depository Institution) in the original or in the form of a copy sent by facsimile to (19) 3403-2030. Shareholders represented by proxies should present the respective powers of attorney within the same term and in the same manner mentioned above. Neither originals nor copies of said documents require authentication and notarization of signature, should be presented to the Company on or before the opening of the aforementioned Meeting.

The documents pertaining to the matters on the Agenda have been duly submitted to the BM&FBovespa S.A. (São Paulo Paulo Stock, Futures and Commodities Exchange) pursuant to article 124, paragraph 6 of the Brazilian Corporation Law, and are available to shareholders as of today on the Company’s website.

Piracicaba (SP), June 2, 2009.

RUBENS OMETTO SILVEIRA MELLO
Chairman of the Board of Directors

ITEM 4

COSAN S.A. INDÚSTRIA E COMÉRCIO Corporate Taxpayer’s ID (CNPJ/MF) 50.746.577/0001-15 Corporate Registry ID (NIRE) 35.300.177.045	NOVA AMÉRICA S.A. AGROENERGIA Corporate Taxpayer’s ID (CNPJ/MF) 62.092.739/0001-28 Corporate Registry ID (NIRE) 35.300.127.242

Material Fact

COSAN S.A. INDÚSTRIA E COMÉRCIO (“COSAN”, Bovespa: CSAN3) and NOVA AMÉRICA S.A. AGROENERGIA (“NAA”), both companies hereinafter referred to as “Companies”, pursuant to CVM Rules 358/2002 and 319/1999, and as a supplement to information purpose of the Material fact published on March 12, 2009, herein informs the shareholders of COSAN and Curupay S.A. Participações (“Curupay”), a subsidiary of Rezende Barbosa S.A. Administração e Participações (“Rezende Barbosa”) and parent company of NAA and controller of other assets related to trading, logistics and industrial production of sugar and ethanol and energy co-generation, that will be submitted for approval, at Extraordinary Shareholders Meetings to be held on June 18, 2009, the corporate reorganization of both groups resulting in the association of COSAN’s and Curupay’s sugar, ethanol and energy activities.

The association will be executed by means of the merger of Curupay into COSAN, with the subsequent transfer to COSAN of the shareholders' equity of Curupay “Corporate Reorganization”), as described below.

1. Objectives of the Corporate Reorganization.

1.1. The Corporate Reorganization is part of the project of merging the sugar, ethanol and energy activities of COSAN and the Rezende Barbosa Group, whose implementation will be performed pursuant to the Protocol and Justification of the Merger of Curupay into COSAN (“Protocol and Justification”).

1.2. The Companies’ managements believe the Corporate Reorganization will generate important synergies in the activities of their respective economic conglomerates, allowing for meeting customer demands in an optimized manner. Therefore, after the Corporate Reorganization, the Companies shall use the logistics and operating structure of COSAN and its strong penetration in the worldwide sugar-ethanol market, while taking advantage of the expertise and tradition of the subsidiaries of Curupay and of the operating capacity of its plants.

1.3. The Companies’ managements thus believe the Corporate Reorganization will strengthen their competitive positioning, reducing risks for their shareholders and allowing for the generation of value in the long term.

2. Conditions Precedent to the Corporate Reorganization.

2.1. COSAN has assumed the obligation of, up to the date of the execution of the Corporate Reorganization and subject to its completion, taking the necessary actions with regard to the transfer, before government–held and private financial institutions, of Rezende Barbosa and/or its respective shareholders and/or companies of the Rezende Barbosa Group which are not subsidiaries of Curupay, as well as of the assets and/or properties offered by said persons as guarantee in any surety, mortgage, collateral, pledge or any other guarantee granted on behalf of Curupay’s subsidiaries and/or companies controlled by these subsidiaries.

2.2. An agreement was also entered into for an exports pre-payment operation with the main creditors, maturing in five (5) years.

3. Acts which Preceded the Operation.

3.1. On April 17, 2009, an operation was completed for the sale of 49% of the shares issued by Teaçu Armazéns Gerais S.A. (“Teaçu”) owned by Rezende Barbosa, in order to allow for the integration of the port activities of Cosan Operadora Portuária S.A. and of Teaçu. These companies are currently subsidiaries of Rumo Logística S.A., which in its turn is a subsidiary of Novo Rumo Logística (“Novo Rumo”), whose control is shared between Rezende Barbosa and COPSAPAR Participações S.A. (“COPSAPAR”), a subsidiary of COSAN which, after the merger, will control 100% of Novo Rumo’s capital stock.

3.2. On April 30, 2009, NAA performed a partial spin-off, transferring part of its equity to Rezende Barbosa. The portion transferred by NAA consisted of agricultural assets of the company that, pursuant to an agreement between COSAN and Rezende Barbosa, are not included in the Corporate Reorganization operation.

3.3. Also on April 30, 2009, and immediately after the spin-off operation mentioned on item 3.2 above, shares were transferred to the capital stock of Curupay by Rezende Barbosa, representing: (i) 66.26% of NAA’s capital stock; (ii) 100% of the capital stock of Nova América S.A. Trading (“NAT”), which in its turn holds an interest of 33.74% in NAA’s capital stock; and (iii) 28.82% of the capital stock of Novo Rumo.

3.4. As a preliminary step towards the implementation of the Corporate Reorganization, in June 1st, 2009, the Board of Directors of COSAN has approved the Protocol and Justification, as well as the operations purpose thereto, and the call for the shareholders general meeting to resolve on the matter.

4. Criteria for the evaluation of the equity of COSAN and Curupay, and treatment of equity changes.

4.1. Curupay’s shareholders' equity will be incorporated at book value, based on the items of the special balance sheet prepared on April 30, 2009 (“Reporting Date”). Deloitte Touche Tohmatsu Auditores Independentes, with headquarters at Av. Dr. Jose Bonifácio Coutinho Nogueira, nº 150, in the City of Campinas, State of São Paulo, Corporate Taxpayer’s ID (CNPJ) 49.928.567.0011-93 (“Deloitte”), was chosen as the specialized company to appraise the value of the net assets of Curupay to be merged into COSAN, by referendum of the Shareholders General Meetings of Curupay and COSAN. Deloitte and its professionals in charge of the appraisal declare (i) not to have any direct or indirect interest in the Companies involved or in the operation itself, and there is no other material circumstance which may characterize conflict of interests, and (ii) the controllers and the management of the Companies involved have not guided, restrained or impeded, or practiced any acts which have or might have compromised the access to, the use of, or the knowledge of information, assets, documents or work methodologies which are relevant to the quality of their respective conclusions. Pursuant to the appraisal report (“Equity Report”), the shareholders' equity of Curupay was worth R$334,172,000.00 on the Reporting Date.

4.2. The Merger will be executed based on the replacement ratio discussed and determined by the management of the Companies, provided for in item 5.2, which is supported by an economic-financial analysis on the economic value of COSAN and Curupay, prepared by Banco de Investimentos Credit Suisse (Brazil) S.A. (“Credit Suisse”), with headquarters at Av. Brigadeiro Faria Lima, nº 3.064 13º andar, in the City of São Paulo, State of São Paulo, Corporate Taxpayer’s ID (CNPJ) 33.987.793/0001-33 (“Economic-Financial Appraisal Report”). Credit Suisse appraised, on the Reporting Date, COSAN and Curupay based on identical criteria and dates, pursuant to the Economic-Financial Appraisal Report.

4.3. As the Economic-Financial Appraisal Report provides ranges of share replacement ratios, the managements of both Companies, considering the ranges of share replacement ratios provided, understand the proposed replacement ratio is a fair and equitable parameter to determine the relation between the economic values of the Companies.

4.4. The changes in equity ascertained on the Reporting Date and up to the date of the execution of the Corporate Reorganization shall be appropriated by COSAN.

5. Replacement ratio, number and species of the shares to be assigned to Curupay’s shareholder, share rights granted by the new shares.

5.1. The replacement ratios referred to herein have been negotiated between the managements of COSAN and Curupay, are deemed fair and equitable for the shareholders of both Companies, and have been proposed by the managements of COSAN and Curupay.

5.2. A total of 132.567627 common shares of COSAN will be assigned to Rezende Barbosa for each one common share of Curupay, with the issuance by COSAN of a total of 44,300,389 non-par registered book-entry common shares, representing eleven point eighty-nine percent (11.89%) of its capital stock, immediately after the issuance of the shares mentioned in this item 5.2. The share replacement ratio is supported by an economic-financial appraisal prepared by a specialized company, pursuant to item 4.2. above, based on available economic and financial information on the current status and future business perspectives of both COSAN and Curupay.

5.2.1  The shares representing 0.89% of Cosan’s capital stock, which shall be transferred to Rezende Barbosa, will be deposited under Banco Itaú S.A.’s custody, and will be released to Rezende Barbosa as certain promissory notes in the amount of R$136,946,880.21 are effectively received by NAA and NAT. Rezende Barbosa emitted promissory noted (i) in favor of NAA in the amount of twenty million, twenty eight thousand and one hundred thirty three Brazilian Reais and three cents (R$ 20,028,133.03); (ii) in favor of NAT in the amount of one hundred and sixteen million, nine hundred and eighteen thousand and seven hundred forty seven Brazilian Reais and eighteen cents (R$ 116,918,747.18).

5.3. COSAN’s common shares to be assigned to Rezende Barbosa, single holder of common shares of Curupay, in replacement to the current shares of Curupay that shall be cancelled will be entitled the same rights of the common shares issued by COSAN currently outstanding, including the right to receive integral dividends and/or interest on shareholder's equity to be declared by the Company.

5.4. There are currently no shares issued by Curupay held by COSAN, nor shares issued by COSAN held by Curupay.

6. Increase in and breakdown of COSAN’s capital stock following the Corporate Reorganization.

6.1. The book value of the shareholders' equity of Curupay to be merged into COSAN is R$334,172,000.00, pursuant to the Equity Report.

6.2. The merger of the shareholders' equity of Curupay will result in an increase in the capital stock of COSAN in the same amount referred to in item 6.1. The capital stock of COSAN will thus be increased from R$3,819,769,887.34 to R$4,153,941,887.34, with the issuance of 44,300,389 non-par registered book-entry common shares to be fully assigned to Rezende Barbosa. The issued shares shall be paid-up with the absorption of Curupay’s shareholders' equity, pursuant to article 227, paragraph 1 of Law 6.404/76.

6.3 All shares of Curupay held by Rezende Barbosa shall be cancelled upon the merger into COSAN, and replaced by the new common shares issued by COSAN, pursuant to the replacement ratio provided for in item 5.2. above.

7. Costs.

7.1. The managements of the Companies estimate the costs to perform the Corporate Reorganization shall amount to two million reais (R$2,000,000.00), comprising the expenses with publications, auditors, appraisers and attorneys contracted to provide consulting services related to the Corporate Reorganization.

8. Further information on the operation.

8.1. Submission to Authorities

8.1.1. The Corporate Reorganization has been reported to the Administrative Council for Economic Defense – CADE. Any further communications related to the Corporate Reorganization shall be submitted to the proper government authorities, pursuant to applicable law.

8.2. Liabilities and contingencies not accounted for

8.2.1. There are no material contingent liabilities that have not been duly accounted for.

9. Documents availability.

9.1. The Protocol and Justification and the other documents referenced by this Material Fact and article 3 of CVM Rule 319/99 shall be filed with, pursuant to applicable law, the CVM and the Bovespa, and shall be available at the Companies’ headquarters and on COSAN’s website (www.cosan.com.br). The financial statements from NAA will be published until Cosan General Shareholders Meetings that will deliberate over the Corporate Reorganization.

São Paulo, June 02, 2009.

Marcelo Eduardo Martins	Alberto Asato
CFO and Investor Relations Officer Cosan S.A. Indústria e Comércio	Managing Director and Investor Relations Officer Nova América S.A. Agroenergia

ITEM 5

PROTOCOL AND JUSTIFICATION OF MERGER OF
CURUPAY S.A. PARTICIPAÇÕES INTO COSAN S.A. INDÚSTRIA E COMÉRCIO

The parties hereinbelow:

COSAN S.A. INDÚSTRIA E COMÉRCIO, a joint-stock company, with headquarters in the City of Piracicaba, State of São Paulo, in the administrative building of Cosan, Bairro Costa Pinto, s/n.º, Corporate Taxpayer’s ID 50.746.577/0001-15, whose articles of incorporation are filed with the Registry of Commerce of the State of São Paulo under Corporate Registry ID – NIRE number 35.300.177.045, herein represented in the form of its bylaws (“Cosan” or “Merging Company”); and

CURUPAY S.A. PARTICIPAÇÕES, a joint-stock company, with headquarters in the City of Tarumã, State of São Paulo, at Fazenda Nova América, s/n.º, Bairro Água da Aldeia, Miguel Jubran Highway, SP 333, towards Assis from Tarumã, Km 418 + 500m, turning right on the Antônio Maia Highway, towards Frutal do Campo, plus 9 Km, Rural Zone, Corporate Taxpayer's ID (CNPJ/MF) 09.460.704/0001-11, whose articles of incorporation are filed with the Registry of Commerce of the State of São Paulo, herein represented in the form of its bylaws (“Curupay” or “Merged Company”)

Hereby agree upon entering into this Protocol and Justification of Merger (“Protocol and Justification”), which provides for the merger of Curupay (“Merger”), pursuant to articles 224 to 227 of Law 6,404 of December 15, 1976, as amended (“Brazilian Corporate Law”), whose terms will be submitted to the shareholders general meetings of both companies, pursuant to the applicable law.

1.	JUSTIFICATION OF THE MERGER

1.1           The Merger is part of a project for the strategic association between Cosan and Rezende Barbosa S.A. Administração e Participações (“Rezende Barbosa”), controlling shareholder of Curupay, for joint operation in the Brazilian sugar and ethanol market, whose implementation shall be performed pursuant to this Protocol and Justification. Cosan and Rezende Barbosa understand that, in the current situation of the worldwide sugar and ethanol market, the synergy of their activities will allow for meeting the demand for the products manufactured and traded by them in an optimized manner.

1.2           Therefore, Cosan and Rezende Barbosa intend to structure a form of association what allows for the use of the logistics and operating structure of Cosan and its strong penetration in the worldwide sugar and ethanol market, while taking advantage of the expertise and tradition of the companies that are part of the economic group of Curupay and of the operating capacity of Curupay’s plants.

1.3           Cosan will remain, after the Merger, a publicly–held company listed on the Novo Mercado segment of the BM&F Bovespa S.A. – Securities, Commodities and Futures Exchange (“Bovespa”), counting on the financial, human and technological resources of Cosan and Curupay, in addition to the expertise of the companies in their respective areas of operation.

1.4           The Companies’ managements believe the Merger will allow for Cosan to be better positioned in the current scenario of the market where the company operates, will strengthen its competitive positioning, reducing risks for its shareholders and allowing for the generation of value in the long term.

1.5           The Merger will also allow for the exploration of potential synergies between Cosan and Curupay, in addition to the creation of a company with recurring revenue, operating cash generation, and increased alignment of interests between the shareholders and the management.

2.	BASIS FOR THE MERGER OPERATION

2.1           The Merger shall be performed in such a manner that Cosan receives, for its respective equity values – the entirety of the assets, rights and liabilities of Curupay, including immovable assets.

2.2           As a result of the Merger, Cosan shall increase its shareholders' equity in an amount corresponding to the total value of the shareholders' equity of Curupay to be merged.

3.	REPLACEMENT RATIO, NUMBER AND SPECIES OF THE SHARES TO BE ASSIGNED TO CURUPAY’S SHAREHOLDERS AND SHARE RIGHTS GRANTED BY THE NEW SHARES

3.1           As a result of the Merger, 132.567627 common shares of the Company for each 1 common share issued by Curupay will be assigned to Rezende Barbosa, single shareholder of Curupay, of a total of

44,300,389 common shares issued by Cosan, representing 11.89% of the capital stock of this company after the Merger and respective increase in Cosan’s capital stock.

3.2           The ratio for the replacement of Curupay’s common shares for common shares issued by Cosan has been determined in a negotiation between the managements of both companies, and is supported by an economic-financial appraisal prepared by a specialized company, pursuant to item 4 below, based on available economic and financial information on the current status and future business perspectives of both Cosan and Curupay.

3.3           Cosan’s common shares to be assigned to the holders of common shares of Curupay – in replacement to the current shares of Curupay that shall be cancelled – will be entitled the same rights of the common shares issued by Cosan currently outstanding, and will participate in the results for the current fiscal year declared as of this date. The rights and statutory benefits of Cosan’s currently outstanding shares shall remain unchanged.

4.	CRITERIA FOR THE EVALUATION OF THE EQUITY OF CURUPAY AND COSAN, AND TREATMENT OF EQUITY CHANGES

4.1           Curupay’s shareholders' equity shall be incorporated at book value, based on the items of the special balance sheet dated April 30, 2009 (“Reporting Date”). Deloitte Touche Tohmatsu Auditores Independentes, with headquarters at Av. Dr. Jose Bonifácio Coutinho Nogueira, nº 150, in the City of Campinas, State of São Paulo, Corporate Taxpayer’s ID (CNPJ/MF) 49.928.567.0011-93 (“Deloitte”), was chosen as the specialized company to appraise the value of the net assets of Curupay to be merged into Cosan.

4.2           The appointment of Deloitte as the appraiser of the book value of Curupay’s shares shall be ratified by Cosan’s shareholders, at the Extraordinary General Meeting called to resolve on the Merger, and it shall also be ratified by Curupay’s shareholders, at the meeting called to resolve on the Merger.

4.3           Deloitte and its professionals in charge of the appraisal declare (i) not to have any direct or indirect interest in the Companies involved or in the operation itself, and there is no other material circumstance which may characterize conflict of interests, and (ii) the controller and the management of the Companies involved have not guided, restrained or impeded, or practiced any acts which have or might have compromised the access to, the use of, or the knowledge of information, assets, documents or work methodologies which are relevant to the quality of their respective conclusions. Pursuant to the appraisal report attached hereto as Exhibit I (“Equity Report”), the book value of the shareholders' equity of Curupay was worth R$334,172,000.00 on the Reporting Date.

4.4           The Merger shall be executed based on the replacement ratio discussed and determined by the managements of the companies, provided for in item 3.1 above. The replacement ratio is supported by an economic-financial appraisal of the economic value of Cosan and Curupay, pursuant to applicable law, prepared by Banco de Investimentos Credit Suisse (Brazil) S.A. (“Credit Suisse”), with headquarters at Avenida Brigadeiro Faria Lima, n.º 3.064, 13º floor, in the City of São Paulo, State of São Paulo, Corporate Taxpayer’s ID 33.987.793/0001-33 (“Economic-Financial Appraisal Report”).  Credit Suisse appraised, on the Reporting Date, COSAN and Curupay based on identical criteria and dates, pursuant to the Economic-Financial Appraisal Report.

4.5           As the Economic-Financial Appraisal Report provides ranges of share replacement ratios, the managements of both Companies, considering the ranges of share replacement ratios provided, understand the proposed replacement ratio is a fair and equitable parameter to determine the relation between the economic values of the Companies.

4.6           The changes in equity ascertained as of the Reporting Date and up to the date of the execution of the Merger shall be appropriated by COSAN.

5.	SHARES OF ONE COMPANY HELD BY THE OTHER

5.1           There are currently no shares issued by Curupay held by Cosan, nor shares issued by Cosan held by Curupay.

6.	INCREASE IN AND BREAKDOWN OF COSAN’S CAPITAL STOCK FOLLOWING THE MERGER

6.1           The book value of the shareholders' equity of Curupay to be merged into Cosan is R$334,172,000.00, pursuant to the Equity Report.

6.2           The Merger of the shareholders' equity of Curupay shall result in an increase in the capital stock of Cosan in the same amount referred to in item 6.1 above. The capital stock of Cosan will thus be increased from R$3,819,769,887.34 to R$4,153,941,887.34, with the issuance by Cosan of 44,300,389 non-par registered book-entry common shares to be fully assigned to Rezende Barbosa. The issued shares shall be paid-up with the absorption of Curupay’s shareholders' equity, pursuant to article 227, paragraph 1 of the Brazilian Corporate Law.

6.3           All shares of Curupay shall be cancelled upon the Merger and replaced by the new common shares issued by Cosan, pursuant to the replacement ratio provided for in item 3.1 above.

7.	AMENDMENT TO COSAN’S BYLAWS

7.1           Upon the approval of the Merger in the terms provided for herein, the capital stock of Cosan shall consist of 372,585,273 non-par registered common shares, and the caput of article 5 of Cosan’s bylaws shall be amended to reflect this change. The following wording for article 5 shall be submitted to Cosan’s shareholders:

“Article 5.  The subscribed and paid-up capital stock is R$4,153,941,887.34, divided into 372,585,273 non-par book-entry registered common shares.

8.	EXTRAORDINARY GENERAL MEETINGS

8.1           On the date of the Merger, an Extraordinary General Meeting shall be held by Cosan to: (i) examine, discuss and approve the Protocol and Justification of the Merger of Curupay into Cosan; (ii) ratify the appointment and contracting of Deloitte as the company in charge of preparing the appraisal report, at book value, of Curupay’s shareholders' equity; (iii) approve the appraisal report referred to in (ii) above; (iv) ratify the appointment and contracting of Credit Suisse as the company in charge of preparing the appraisal report, at market value, of Curupay, for purposes of determining the share replacement ratio; (v) approve the appraisal report referred to in (iv) above; (vi) resolve on the merger of Curupay and the consequent increase in Cosan’s capital stock through the issuance, for private subscription, of common shares to be subscribed and paid up by Rezende Barbosa, in virtue of the transfer of Curupay’s shareholders' equity to Cosan as a result of the merger, with the subsequent amendment to the caput of Article 5 of Cosan’s Bylaws; and (vii) authorize Cosan’s Management to take the necessary actions to implement the merger referred to in item (vi) above.

8.2           Likewise, on the date of the Merger, an Extraordinary General Meeting shall be held by Curupay to: (i) examine, discuss and approve the Protocol and Justification of the Merger of Curupay into Cosan; (ii) ratify the appointment and contracting of Deloitte as the company in charge of preparing the appraisal report, at book value, of Curupay’s shareholders' equity; (iii) approve the appraisal report referred to in (ii) above; (iv) ratify the appointment and contracting of Credit Suisse as the company in charge of preparing the appraisal report, at market value, of Curupay, for purposes of determining the share replacement ratio; (v) approve the appraisal report referred to in (iv) above; (vi) resolve on the merger of Curupay into Cosan, at market value, pursuant to the Protocol and Justification; and (vii) authorize Curupay’s Management to take the necessary actions to implement the merger referred to in item (vi) above.

8.3           Upon the approval of the Merger, it shall be incumbent upon Cosan to file all pertinent acts with the appropriate Registry of Commerce. Cosan’s Management undertakes to execute all other acts necessary for the Merger to be in full compliance with the law. All costs and expenses arising from the implementation of the Merger shall be incumbent upon Cosan.

9.	WINDING-UP OF CURUPAY

9.1           The execution of the Merger described herein shall result in the winding-up of Curupay, which shall be succeeded by Cosan in all its assets, rights and liabilities.

10.	NOTICES AND NOTIFICATIONS

10.1         All notices, notifications or any other communication related to this Protocol and Justification shall be made in written, and be considered as duly delivered (a) upon receipt, if delivered in person, (b) if facsimiled or e-mailed, (c) if delivered through an express delivery service or as a registered or certified correspondence, with request of receipt acknowledgement with the postal fees paid free of charge for the recipients to be sent to the following addresses (or any other address specified in such notice):

(i)          if addressed to Cosan’s Management:
C/O: Legal Officer
Cosan’s administrative building, Bairro Costa Pinto, s/n.º
Piracicaba – SP
E-mail: jurídico@cosan.com.br

(ii)         if addressed to Curupay’s shareholders and Management:
C/O: Mr. Alberto Asato
Fazenda Nova América, s/n.º
Tarumã – São Paulo
E-mail: alberto.asato@novamerica.com.br

10.2         The party whose address, fax number or email address indicated above, has been changed shall promptly inform the new address, fax number or e-mail address to the other parties. All notifications, communications and summons sent to the address, fax number or email provided above shall be considered valid and in force until this notification of change has been made.

11.	FINAL PROVISIONS

11.1         Pursuant to article 12 of CVM Rule 319 of December 03, 1999, as amended (“CVM Rule 319”), Curupay’s financial statements supporting the Merger have been audited by Deloitte.

11.2         There are no material liabilities or contingent liabilities that have not been duly accounted for in the Equity Report. Furthermore, Curupay’s and Cosan’s managements mutually declare not to be aware of the existence of any material liability or contingent liability that has not been informed to the Management of the other company and to their advisors during the period of negotiation of the replacement ratio.

11.3         This Protocol and Justification and the financial statements supporting the Merger, as well as the other documents referred to by article 3 of CVM Rule 319 are available to their shareholders as of this date at the headquarters of Cosan and Curupay.

11.4         Up to the approval of the operation by the authorities, Cosan shall not exercise any interference whatsoever on the management or control of Curupay, not appointing managers, nor participating in the management of personnel, acquisition or sale of assets, investment projects, trade policy, budget or business plan, budget execution, compliance with legal or contractual obligations, changes in the number of employees, or any other act that shall imply a change in the production capacity or efficiency of Cosan, or any other act that shall imply the irreversibility of the operation should it not be approved by the competent authorities. The provisions of this item apply mutatis mutandis for Cosan with regard to Curupay.

11.5         The Merger has been reported to the Administrative Council for Economic Defense – CADE. Any further and due communications related to the Merger shall be submitted to the competent government authorities, pursuant to applicable law.

11.6         Should any provision, term or condition of this Protocol and Justification be considered void, the remaining provisions, terms and conditions not affected by this annulment shall not be affected.

12.	ARBITRATION

12.1         Should lawsuits or divergences related to this Protocol and Justification arise, the parties agree to endeavor their best efforts to settle them in a friendly manner and in accordance with the principles of good faith. Should the controversy not be settled in a friendly fashion as mentioned above, the controversy shall be definitely settled by means of arbitration, to be established and processed pursuant to the Regulations of the Arbitration Center of the Brazil-Canada Chamber of Commerce (“Regulations”). The management and development of the arbitration proceedings shall be incumbent upon said Chamber (“Chamber”).

12.2         The Court of Arbitration shall comprise three (3) arbitrators, and it shall be incumbent upon each of the parties to appoint one arbitrator and a respective deputy, not necessarily members of the Chamber’s Body of Arbitrators, within the fifteen (15) days following the date of receipt of the notification sent by the Chamber.

12.3         The arbitrators appointed by the parties shall jointly appoint the third arbitrator, who shall preside the Court of Arbitration and submit his name to the approval of the Chamber.

12.4         If any of the parties refrains from appointing an arbitrator and/or deputy, it shall be incumbent upon the Chamber’s president to appoint them. Should the arbitrators appointed by the parties not come to an agreement with regard to the appointment of the third arbitrator, it shall also be incumbent upon the Chamber’s president to appoint him.

12.5         The Court of Arbitration shall be settled in the City of São Paulo, and Portuguese shall be the official language for all its acts.

12.6         The arbitration decision shall be final and binding for the parties, and it shall not be subject to ratification or any resource before the Justice.

12.7         The parties herein agree that during the arbitration proceedings or in the case of a pending court decision in any lawsuit between the parties, none of them is authorized to terminate or refrain from fulfilling the obligations hereby established.

12.8           In order to settle preventive matters arising from this instrument before the formation of the Court of Arbitration, as well as matters of an enforceable nature, the parties choose the jurisdiction of the City of São Paulo, State of São Paulo, and expressly waive any other jurisdiction, no matter how privileged it may be.

(remainder of the page intentionally left blank)

In witness whereof, the parties hereto execute this instrument in two (2) counterparts of equal tenor and form, in the presence of two (2) witnesses undersigned below.

São Paulo/Piracicaba (SP), June 2, 2009.

Merged Company:

CURUPAY S.A. PARTICIPAÇÕES

Merging Company:

COSAN S.A. INDÚSTRIA E COMÉRCIO

Witnesses:

Name:	Name:
Identity Card (RG):	Identity Card (RG):
Individual Taxpayers' ID (CPF/MF):	Individual Taxpayers' ID (CPF/MF):

EXHIBIT I
EQUITY REPORT

Credit Suisse

Appraisal Report

Cosan S.A. Industria e Comercio and Curupay S.A. - Participacoes

April 30th, 2009

 Table of Contents

1. Introduction                                                            2
2. Transaction summary                                                     8
3. Description of the market and the companies                            14
3.1. Cosan S.A. Industria e Comercio                                      18
3.2. Curupay S.A. Participacoes ("NovAmerica")                            25
4. General assumptions of the Appraisal Report                            32
5. Cosan's Appraisal                                                      34
5.1. Discounted Cash Flow                                                 34
5.2. Economic value - comparable companies' multiples                     44
5.3. Book value of shareholder's equity                                   46
5.4. Weighted average price by the stock's trade volume on BOVESPA        48
6. Nova America's Appraisal                                               51
6.1. Discounted Cash Flow                                                 51
6.2. Economic value - comparable companies' multiples                     60
6.3. Book value of shareholder's equity                                   62

7. Analysis of relationship of substitution                               64
Appendix A. Companies' Weighted Average Cost of Capital (WACC)            67
Appendix B. Market multiples of comparable companies                      69
Appendix C. Description of the applied evaluation methodologies           73
Appendix D. Terms and definitions used in the appraisal report            78

                                                                               1

Credit Suisse

1. Introduction

                                                                               2

Introduction

The Banco de Investimentos Credit Suisse (Brasil) S.A. ("CS") was appointed by Cosan SA Indústria e Comércio ("Cosan") to prepare an economic and financial appraisal report ("Appraisal Report ") in reference to the equity value of Curupay SA. - Participações ("NovAmérica") and the equity value of Cosan (NovAmérica and Cosan combined herein denominated "Companies"), for the purposes of establishing a relationship of substitution between both parties under the proposed incorporation of NovAmérica (the "Transaction") as provided for in CVM Rule no. 319 of December 3rd, 1999, ("Regulation CVM 319/99").

The following information is important and should be read carefully and thoroughly:

1. This Appraisal Report has been prepared solely for the use of Cosan's Board of Directors and its shareholders for the evaluation of the proposed Transaction and should not be used for any other purpose, including, without limitation, to establish and increase capital, under the laws of S.A. (limited partnerships), in particular Articles 8 and 170, and other provisions of the S.A. laws involving the Company and / or its affiliates. This appraisal report should not be used by any other third parties and may not be used for any other purpose without prior written permission from CS. This appraisal report, including its analysis and conclusions, do not constitute a recommendation to any shareholder or member of the Board of Directors of NovAmérica or Cosan on how to vote or act on any matter relating to the Transaction. The data base used in this Appraisal Report is of April 30th, 2009.

2. To reach the conclusions presented in this Appraisal Report, among other things: (i) we reviewed the consolidated financial statements of Nova America S.A. – Agroenergia , audited by Delloite Touche Tohmatsu ("Delloite") for the years ended April 30th, 2006, 2007 and 2008 and the interim consolidated financial statements for the nine-month period ended January 31, 2009 (subject of a special review report by Delloite), this information does not reflect the effects of the corporate reorganization that preceded the Transaction, (ii) we reviewed the consolidated financial statements of Curupau S.A. - Participações ("NovAmérica"), audited by Delloite for the year ended April 30th, 2009, (iii) we reviewed the consolidated financial statements of Cosan, audited by Ernst & Young Independent Auditors S.C. ("Ernst & Young") for the years ended April 30th, 2006, 2007 and 2008 and the interim consolidated financial statements for the nine-month period ended January 31, 2009 (subject of a special review report by Ernst & Young), we (iv) reviewed and discussed with the administration of Cosan and NovAmérica the financial, operational and management projections of each of the Companies for the next 10 years, (v) discussed with the members of the administration of NovAmérica and Cosan the Company's business and prospects, (vi) in appraisals of this nature we have access to historical information on a comparable basis as to our projections, however, in this case, we had no access to historical financial statements of Curupay S.A. - Participações ("NovAmérica") pro forma effects of the corporate reorganization and these effects were not discussed with Delloite, however, we discussed with the administration of NovAmérica the impacts of the corporate reorganization in the result projections of NovAmérica and incorporated them in these projections and (vi) took into account other information, financial studies, analysis, research and financial, economic and market criteria that we consider relevant (collectively, the "Information").

3. In the scope our review, we do not assume any responsibility for independent investigations of any of the information above and we trust that such information was complete and accurate in all material respects. Furthermore, we were not asked to perform, and did not perform an independent verification of such information, or independent verification or appraisal of any assets or liabilities (contingent or otherwise) of any of the Companies, we were not given any evaluation in this respect and we did not evaluate the solvency or fair value of the Companies considering the laws relating to bankruptcy, insolvency or similar issues.

CREDIT SUISSE

3

Introduction (cont'd)

4.   We will not, explicitly or implicitly, make any representation or statement with respect to any information (including financial and operating projections for each of the Companies or assumptions and estimates on which such projections were based) used for the preparation of the Appraisal
     Report. Furthermore, we do not assume any obligation to conduct, and did not conduct, any physical inspection of the Companies' properties or premises. We are not an accounting firm and do not provide accounting or auditing services in relation to this Appraisal Report or the Transaction.

5.   The operational and financial projections of NovAmerica and Cosan were based on information obtained from the NovAmerica and Cosan and other public information, and we assume that these projections reflect the best estimates currently available with respect to the Companies' future financial performance, which were evaluated on a stand alone basis, without synergies.

6.   In relation to the Companies' operational and financial projections that were sent to us, the Administration declared that these projections were prepared in a reasonable manner on assumptions that reflect the best estimates currently available and the Administration's best judgment with respect to the Companies' future financial performance. If this assumption is not valid, the results presented here may be altered substantially.

7.   Projections related to demand and market growth were submitted by the
     Companies. We assumed, in good faith, that these projections were prepared in a reasonable manner reflecting the best estimates currently availables.

8.   The Appraisal Report is not and should not be used as (i) an opinion on the adequacy (fairness opinion) of the Transaction, (ii) a recommendation in relation to any aspect of the Transaction and (iii) an opinion on the adequacy or determination of the fair and/or correct value of the
     Companies' shares.

9.   Based on the discounted cash flow methodology, we assumed the macroeconomic scenario announced by the Central Bank of Brazil in its Focus Report, which reflects average market expectations and may present substantially different future results. Since the analysis and values are based on forecasts of future results, they do not necessarily indicate the
     Companies' actual and future financial results, which may be significantly more or less favorable than those suggested by our analysis. Moreover, since these analysis are inherently subject to uncertainties and are based on various events and factors outside of our and the Companies' control, we are not in any way responsible if any of the Companies' future results differ substantially from the results presented in this Appraisal Report.
     There is no guarantee that the Companies' future results will correspond to the financial projections used as basis for our analysis, and the differences between our projections and the Companies' financial results may not be relevant. The Companies' future results may also be affected by economic and market conditions.

                                                                               4

Introduction (cont'd)

10.  The preparation of a financial analysis is a complex process involving several definitions regarding methods of financial analysis most appropriate and relevant as well as the application of such methods. To reach the conclusions presented in the Appraisal Report, we conducted qualitative reasoning in regards to the considered analysis and factors. We reached a final conclusion based on the results of the conducted analysis, as a whole, and did not arrive at conclusions based on, or related to, any separate factors or methods of analysis. Thus, we believe that our analysis should be considered as a whole and that the selection of parts of our analysis and specific factors, without considering the entire analysis and conclusions, can result in an incomplete and incorrect understanding of the processes used for our analysis and conclusions.

11.  This Appraisal Report indicates only the Companies' value and does not evaluate any aspect or implication of the Transaction or any contract, agreement or understanding reached with respect to the Transaction. We do not express any opinion as to what the value of the issued stock should be pursuant to the Transaction or as to the amount in which the Companies'
     stock will be or could be traded in the securities market at any time. This
     Appraisal Report does not address the merits of the Transaction as compared to other business strategies that may be available to NovAmerica and to
     Cosan, nor addresses the business decision of the parties involved of whether to carry out the Transaction. The results presented in this
     Appraisal Report refer exclusively to the Transaction and do not apply to any other matter or operation, present or future, relative to any of the
     Companies, the economic group to which they belong or the their industry.

12.  Our Appraisal Report is based essentially on information that has been submitted to us on this date, and considering market, economic and other conditions as they present themselves and as evaluated on this day.
     Although future events and developments may affect the conclusions presented in this Appraisal Report, we have no obligation to update, revise, rectify or revoke this Appraisal Report, in whole or in part, due to any subsequent development or other purpose.

13.  Our analysis deal with NovAmerica and Cosan as independent operations
     (stand-alone) and, thus, do not include benefits or operating losses, fiscal or of any other nature, including any premium, nor any synergies, incremental value and/or costs, if any, that NovAmerica or Cosan may incur from the completion of the Transaction, if carried out, or from any other operation. The appraisal also does not take into account any operational and financial gain or loss that may be incurred subsequent to the
     Transaction due to commercial alterations of the currently existing businesses between NovAmerica and Cosan.

14.  Cosan has agreed to reimburse us for our expenses and to indemnify us, and those connected to us, for certain liabilities and expenses that may arise as a result of our employment. We will receive a commission relative to the preparation of this Appraisal Report regardless of the completion of the
     Transaction

                                                                               5

Introduction (cont'd)

15.  We, from time to time, in the past, has provided investment banking and other financial services to Cosan and its affiliates, for which we have been compensated, and may in the future provide such services to NovAmerica and Cosan and/or its affiliates, for which we expect to be compensated. We are a financial institution that provides a variety of financial and other services related to securities, brokerage and investment banking. In the normal course of our activities, we may purchase, hold or sell, for our account or for account and by order of our customers, stocks, debt instruments and other securities and financial instruments (including bank loans and other obligations) of NovAmerica and Cosan and of any other companies involved in the Transaction, as well as provide investment banking and other financial services to such companies, their parent companies or controlled companies. Moreover, the professionals of our securities analysis departments (research) and of other divisions may base their analysis and publications on various market and operating assumptions and different methods of analysis when compared with those used in preparing this Appraisal Report, in such a manner that the research reports and other publications prepared by them may contain results and conclusions that differ from those presented herein. We have implemented policies and procedures to preserve the independence of our securities analysts, which may have different views from those of our investment banking department.
     We have also implemented policies and procedures to safeguard the independence between investment banking and other areas and departments of
     CS, including but not limited to asset management, proprietary trading desk for stocks, debt instruments, securities and other financial instruments.

16.  This Appraisal Report is the intellectual property of CS.

17.  The financial calculations contained in the Appraisal Report may not always result in a precise sum due to rounding.

18.  The Companies' fiscal year has a duration of one (1) year which begins on
     May 1st and ends on April 30th of each year, according to the respective
     Corporate Bylaws. Thus, at the end of each fiscal year, financial statements are prepared for the fiscal year ended.

Banco de Investimentos Credit Suisse (Brasil) S.A.

                                                                               6

Appraiser's Statement

For the purpose of CVM (SEC) Rule No. 319/99, CS declares:

o    The funds managed by CS and its subsidiary, Credit Suisse HG Corretora de
     Valores SA, hold a minority share in Cosan, based on data as of April 30th,
     2009.

o    It has no interest, direct or indirect, in the operation, as well as any other relevant circumstances that may characterize conflict of interest, reducing the required independence to perform their duties in preparing this Appraisal Report.

o    Major shareholders or Companies' directors did not direct, restrict, hinder or exercise any actions that may, or may have, compromised the access, the use or the knowledge of information, properties, documents or work methodologies relevant to the quality of the respective conclusions.

o    There is no conflict or pooling of interest, actual or potential, with
     Cosan's main shareholders, or because of its minority shareholder(s), or relative to NovAmerica, their respective partners, or concerning the
     Transaction.

                                                                               7

2. Transaction summary

                                                                               8

Transaction Summary

Phase I: reorganizing NovAmerica's structure

Cosan SA Industria e Comercio announced on March 12th, 2009 its intentions to merger their activities with that of Curupay SA - Participacoes, whereas Curupay
S.A. - Participacoes will be incorporated by Cosan.

o    Binding Memorandum of Understanding ("MOU") signed with Rezende Barbosa
     S.A. Administracao e Participacoes ("Rezende Barbosa"), controlling shareholder of Curupay S.A. - Participacoes

o    Rezende Barbosa conducted a corporate reorganization, whereas all assets related to marketing, logistics and industrial production of sugar and ethanol were incorporated by Curupay S.A - Participacoes ("NovAmerica") and
     all assets related to agricultural activity were transferred into a new company, not involved in the transaction

Phase II: NovAmerica's incorporation by Cosan

Cosan intends to incorporate NovAmerica by substituting all of its common stock for Cosan's shares of the same class

o    Rezende Barbosa will receive approximately 132.5676 shares of Cosan's stock for each share currently held of NovAmerica's stock, so as to own the equivalent of 11.89% of Cosan's capital after the Transaction

o    Rezende Barbosa owns 100% of NovAmerica's capital

o    Cosan is registered with the Securities Commission ( "CVM") and its stock is traded on the Bolsa de Valores de Sao Paulo

Note: Curupay S.A. - Participacoes was defined in this Appraisal Report as
NovAmerica, thus their only assets are the following corporations: Nova America
Agroenergia, Nova America Trading and NovoRumo. For more details, see page 28 of this Appraisal Report.

                                                                               9

Appraisal Summary

Cosan S.A. Industria e Comercio

Based on the economic value obtained through the discounted cash flow method
(DCF), the value of Cosan's stock is between R$ 25.75 and R$ 28.32. For more information with respect to the calculation methodology used, see Appendix C -
Description of applied appraisal methodologies on page 74 of this report

Economic Value (DCF)

 (R$ million)

Equity  value                                      8,876
Number of shares (thousands)                               328,285
                                             -4.75%                       +4.75%

--------------------------------------------------------------------------------
Equity value                                  8,454          8,876         9,298
Price per share (R$)                          25.7527.04                   28.32
--------------------------------------------------------------------------------
Source: Cosan and Credit Suisse. Base date: April 30th, 2009.

Economic Value (Multiples)
--------------------------------------------------------------------------------
(R$ million)                                2009/10E           2010/11E
EBITDA                                      $1,638.8            $1,948.1
x EV/EBITDA((2))                              6.4x               5.8x
= Enterprise Value                          10,420.1           11,251.0
- Net debt                                  $3,521.0           $3,521.0
= Equity Value                              6,899.1             7,730.0
Number of shares (millions)((1))              328.3              328.3
--------------------------------------------------------------------------------
                 low (-4.75%)             R$ 20.02             R$ 22.43
R$/share         average                  R$ 21.02             R$ 23.55
                 high (+4.75%)            R$ 22.01             R$ 24.67
--------------------------------------------------------------------------------
Source: Cosan and Credit Suisse.

Net Worth

(R$ million)                                                     01/31/2009
Total assets                                                    R$ 11,039.4
(-) Total liabilities                                               7,311.3
(-) Minority interest                                                  31.5
= Shareholder's equity                                              3,696.6
Number of shares (millions)((1))                                      328.3

R$/share                                                              11.26
--------------------------------------------------------------------------------
Source: Cosan.

Weighted Average of Stock Prices

-------------------------------------------------------------------------------
12 month period prior to communicating the relevant            R$ 18.99
fact
-------------------------------------------------------------------------------
(11-mar-08 to 11-mar-09)
-------------------------------------------------------------------------------
90 day period prior to communicating the relevant              R$ 10.68
fact
-------------------------------------------------------------------------------
(11-dec-08 to 11-mar-09)
-------------------------------------------------------------------------------
Period  between the date the relevant fact was                 R$ 12.05
communicated and the date of the appraisal report
-------------------------------------------------------------------------------
(12-mar-09 to 30-apr-09)
--------------------------------------------------------------------------------
Source: Bloomberg, according to information on page 49 of this report.

(1)  Source: CVM,(SEC) includes stocks in Treasury.

(2)  Considers average trading multiples of comparable companies as of April
     30th, 2009.

                                                                              10

Appraisal Summary

Curupay S.A. – Participações ("NovAmérica")

Based on the economic value obtained through the discounted cash flow method (DCF), the value of NovAmérica's stock is between $ 3,433.98 and R$ 3,776.47. For more information with respect to the calculation methodology used, see Appendix C - Description of applied appraisal methodologies on page 74 of this report

Economic Value (DCF)

(R$ million)			
Equity value		**1,205**	
Number of shares (thousands)		334	
	-4.75%	←→	+4.75%
Equity value	1,148	1,205	1,262
Price per share (R$)	**3,433.98**	**3,605.22**	**3,776.47**

Source: NovAmérica and Credit Suisse. Base date: 30th April2009.

Net Worth[(1)]

(R$ million)	3/30/2009
Total assets	R$ 1,815.7
(-) Total liabilities	1,481.5
(-) Minority interest	0.0
= Shareholder's equity	334.2
Number of shares (millions)[(1)]	0.3
R$/share	1,000.0

Source: NovAmérica.

Economic Value (Multiples)

(R$ million)		2009/10E	2010/11E
EBITDA		$377.8	$413.9
x EV/EBITDA[(2)]		6.4x	5.8x
= **Enterprise Value**		**2,402.0**	**2,390.3**
- Net debt		$1,100.1	$1,100.1
= **Equity Value**		**1,301.9**	**1,290.3**
Number of shares (millions)[(1)]		0.3	0.3
R$/share	low (-4.75%)	**R$ 3,710.79**	**R$ 3,677.65**
	average	**R$ 3,895.85**	**R$ 3,861.05**
	high (+4.75%)	**R$ 4,080.90**	**R$ 4,044.45**

Source: NovAmérica and Credit Suisse.

(1) Values of Total Assets, Total Liabilities, Minority Interests, Liquid Net Worth and Number of Stock Shares according to NovAmérica's audited Balance Sheet dated April 30th, 2009.

(2) Considers average trading multiples of comparable companies as of April 30th, 2009.

CREDIT SUISSE

11

Analysis of the relationship of substitution based on DCF

Cosan

Economic value per stock using the discounted cash flow method

R$ in millions, except price per share

(R$ million)			
Equity value		**8,876**	
Number of shares (thousands)		328,285	
	-4.75%		+4.75%
Equity value	8,454	8,876	9,298
Price per share (R$)	**25.75**	**27.04**	**28.32**

NovAmérica

Economic value per stock using the discounted cash flow method

R$ in millions, except price per share

(R$ million)			
Equity value		**1,205**	
Number of shares (thousands)		334	
	-4.75%		+4.75%
Equity value	1,148	1,205	1,262
Price per share (R$)	**3,433.98**	**3,605.22**	**3,776.47**

121.2492x

133.3423x

146.6415x

- Based on the methodology and assumptions presented, the estimated Value of Cosan's Stock is between R$ 6,967M and R$ 7,662M, or per share value between R$ 21,22 and R$ 23,34
- Based on the methodology and assumptions presented, the estimated Value of NovAmérica's Stock is between R$ 1,235M and R$ 1,358M, or a per share value between R$ 3,694.22 and R$ 4,062.68
- The relationship of substitution range between Cosan's stock and NovAmérica's stock is 158.2819 and 191.4297x, based on the comparison of the calculated indicative stock values for both Companies
- The implicit relationship of substitution agreed upon by Cosan and NovAmérica in the Memorandum equals 132.5676 x

Source: CVM,(SEC) Cosan's financial statements (on 1/31/2009) and NovAmérica's financial statements (on 1/31/2009 and 4/3/2009) and Credit Suisse.

CREDIT SUISSE

12

Analysis of the relationship of substitution based on Multiples

Cosan

Economic value per stock by the multiples method

R$ in millions, except price per share

(R$ millions)			
Equity value [(1)]		**7,315**	
Number of shares (thousands)		328,285	
	-4.75%		+4.75%
Equity value	6,967	7,315	7,662
Price per share (R$)	**21.22**	**22.28**	**23.34**

NovAmérica

Economic value per stock by the multiples method

R$ in millions, except price per share

(R$ millions)			
Equity value [(1)]		**1,296**	
Number of shares (thousands)		334	
	-4.75%		+4.75%
Equity value	1,235	1,296	1,358
Price per share (R$)	**3,694.22**	**3,878.45**	**4,062.68**

158.2819x

174.0686x

191.4297x

- Based on the methodology and assumptions presented, the estimated Value of Cosan's Stock is between R$ 6,967M and R$ 7,662M, or per share value between R$ 21.22 and R$ 23.34
- Based on the methodology and assumptions presented, the estimated Value of NovAmérica's Stock is between R$ 1,235M and R$ 1,358M, or a per share value between R$ 3,694.22 and R$ 4,062.68
- The relationship of substitution range between Cosan's stock and NovAmérica's stock is 158.2819 and 191.4297x, based on the comparison of the calculated indicative stock values for both Companies
- The implicit relationship of substitution agreed upon by Cosan and NovAmérica in the Memorandum equals 132.5676x

Source: CVM(SEC), Cosan's financial statements (on 1/31/2009) and NovAmérica's financial statements (on 1/31/2009 and 4/30/2009) and Credit Suisse.
(1) Value of shares equivalent to the average value based on the multiples EV/EBITDA 2009/10E and EV/EBITDA 2010/11E

CREDIT SUISSE

13

3.                     Description of the market and the companies

                                                                              14

Overview of sugar and ethanol market

General industry outlook for Brazil

According to USDA data, Brazil is one of the world's largest producers and exporters of sugar and ethanol. Projections indicate Brazilian production of the
2009/10 harvest will represent approximately 23% of the world's sugar market and
37% of all ethanol produced globally. Brazil exported approximately 61% of total sugar and 16% of all ethanol produced in the 2007/2008 harvest.

Largest world producers of sugar
[GRAPHIC OMITTED]
Source:  USDA, 2009/10 harvest projections in April  2009.

Largest world producers of ethanol
[GRAPHIC OMITTED]
Source: RFA and F.O. Licht, 2008/09 harvest projections.

Note: USDA - United States Department of Agriculture.
                                                                              15
c

Overview of sugar and ethanol market (cont'd)

Brazil has significant competitive advantages that facilitate their position as one of the world's largest producers of sugar and ethanol:

-        Favorable climatic conditions

-        Vast land availability

-        Strong domestic market

-        Large production scale and low production costs

-        Raw material (sugar cane) with long life cycle (5-6 years)

o    The State of Sao Paulo is the  largest  producer  of sugar and  ethanol  in
     Brazil:  62% of total  sugar and 59% of all  ethanol  produced  during  the
     2007/08 harvest

o    The sector accounted for approximately 2% of Brazilian GDP in 2007

Regional production of sugar cane

[GRAPHIC OMITTED]
Source: UNICA.

  Sugar and ethanol production - South-central region

       Production                    2007/08            2008/09e2009/10e
       ------------------------------------------------------------------------
       Sugar (millions of   tons)       26.2                26.5        27.0
       ------------------------------------------------------------------------
       Ethanol (billions of             20.3                23.9        26.9
       liters)
       ------------------------------------------------------------------------
       Domestic Consumption
       ------------------------------------------------------------------------
       Sugar (millions of tons)          9.8                 8.0         8.0
       ------------------------------------------------------------------------
       Ethanol (billions of             17.3                19.7        23.7
       liters)
       ------------------------------------------------------------------------
       Available for export
       -------------------------------------------------------------------------
       Sugar (millions of   tons)       16.4                18.5        19.0
       -------------------------------------------------------------------------
       Ethanol (billions of              3.1                 4.2         3.2
       liters)
 -------------------------------------------------------------------------------
 Source: UNICA.

--------------------------------------------------------------------------------
Brazilian production of sugar cane
--------------------------------------------------------------------------------
[GRAPHIC OMITTED]
Source: UNICA.

                                                                              16

Overall market overview of sugar and ethanol (cont'd)

Brazilian production of ethanol
[GRAPHIC OMITTED]

Brazilian production of sugar
[GRAPHIC OMITTED]

Source: UNICA and Foreign Trade Office (Secretaria de Comercio Exterior)
                                                                              17

3. Description of the market and companies

3.1. Cosan S.A. Industria e Comercio

                                                                              18

Cosan's Summary

Brief Description	History

Brief Description

Overview

The COSAN Group is one of the largest producers, traders and global exporters of sugar and ethanol, with milling capacity of 44.8 million tonnes per year

They are the largest global generators of electricity produced from sugar cane bagasse

The own 18 plants, two refineries and two port terminals, one for sugar and one for ethanol

With operations thus far concentrated in São Paulo, they initiated the Jataí unit operation in 2009, the first module of a greenfield project in Goiás

Recently, they entered into two new businesses - land acquisition and fuel distribution - and are present in every link of the sugar-alcohol agro industrial chain, becoming the first Brazilian company of renewable energy to be fully integrated

Produces seven types of sugar for industrial use: crystal, crystal demerara, VHP (Very High Polarization), refined amorphous, refined granulated, liquid sucrose and inverted liquid

Produces four types of alcohol: refined hydrated alcohol, neutral hydrated alcohol, hydrated ethanol fuel and ethanol anhydrous

History

1936 – Incorporation of Usina Costa Pinto

1984-94 Development of VHP sugar (*Very High Polarization)*

1996 – Granted concession of terminal to export sugar

1997 – Partnership with Tate & Lyle

2000 – Official incorporation of Cosan S.A.

2000 – Alliance with Tereos and Sucden

2002 – Acquisition of Da Barra

2005 – IPO on Bovespa's New Market

2005 – Loan with IFC

2005 – Alliance with the Kuok Group

2006 – Perpetual bond issue (US$ 450 million)

2007 – 10 year bond Issue (US$ 400 million)

2007 – NYSE IPO of Cosan Ltd, controlling company

2008 – Cosan S.A. capital Increase (R$ 880 million)

2008 – Establishment of Radar subsidiary

2008 – Acquisition of Exxon assets in Brazil ($ 900 million)

CREDIT SUISSE

Note: *Greenfield:* term for projects that take place at a location where there are no assets of operations.
Source: Website and companies reports.

19

Cosan's Summary (cont'd)

Company Overview

Status: Listed on the New Market (Bovespa) – Ticker: CSAN3

Founded in: 1936

Headquarters: Piracicaba, São Paulo, Brazil

Administration: Rubens Ometto Silveira Mello, *CEO*

Pedro Isamu Mizutani, *Executive Vice President*

Marcelo Eduardo Martins, *CFO, Investor Relations and M&A Executive Director*

Marcos Marinho Lutz, *Commercial and Logistic Vice President*

Board Members: Rubens Ometto Silveira Mello, *President*

Pedro Isamu Mizutani, *Vice-President*

Marcelo Eduardo Martins, *Member*

Burkhard Otto Cordes, *Member*

Marcelo de Souza Scarcela Portela, *Member*

Serge Varsano, *Member*

Pedro Luiz Cerize, *Independent member*

Mailson Ferreira da Nóbrega, *Independent member*

Marcus Vinicius Pratini de Moraes, *Independent member*

Operational Highlights – harvest of 2007/08

- 40.3 million tons of processed sugar cane
- 1.6 billion liters of sold ethanol
- 415.5 million liters of exported ethanol

Sugar sales



Thousands of tons
CAGR = 18%
975
1,264
1,797
2,184
2,322
2,469
3,241
3,150
00&01
01&02
02&03
03&04
04&05
05&06
06&07
07&08
Domestic
Exports

Ethanol sales



Millions of liters
CAGR = 28%
283
354
578
763
825
1,016
1,322
1,568
00&01
01&02
02&03
03&04
04&05
05&06
06&07
07&08
Domestic
Exports

Source: Website and the company's consolidated financial dada .

CREDIT SUISSE

20

Cosan's organization structure
[GRAPHIC OMITTED]

Source: Cosan S.A. Annual Report (2008) .
                                                                              21

Cosan's financial information

Financial information

In millions of R$

Consolidated Income Statement        Fiscal year ended in April 30         9 months ended in
                                       2006         2007        2008  Jan-31-08        Jan-31-09
Net Operational Revenues            2,477.9      3,605.1     2,736.2    1,893.2          4,199.2
Gross Profit                          756.6      1,123.9       349.0      199.7            559.5
Margin                                30.5%        31.2%       12.8%      10.5%            13.3%
Revenues (Expenses) Operational     (819.1)      (558.6)     (428.0)    (262.5)        (1,285.8)
Profit (Loss) Operational            (62.5)        565.3      (79.0)     (62.9)          (726.2)
Margin                                -2.5%        15.7%       -2.9%      -3.3%           -17.3%
Net Income                           (64.6)        357.3      (47.8)     (42.5)          (433.6)
Margin                                -2.6%         9.9%       -1.7%      -2.2%           -10.3%
EBITDA                                517.7        928.0       172.9      126.7            435.5
Margin                                20.9%        25.7%        6.3%       6.7%            10.4%

Source: Cosan's financial statements, CVM. Cosan's consolidated financial statements, audited by Ernst & Young for year-ended April 30th 2006, 2007 and
2008 and the interim consolidated financial statements for the nine-month period ended January 31, 2008 and 2009 (subject of a special review report by Ernst &
Young)

                                                                              22

Cosan's financial information (cont'd)

Balance sheet

In millions of R$

Balance Sheet	Fiscal year ended in April 30			
	2006	2007	2008	Jan-31-09
Assets	5,604.8	6,263.5	7,393.5	11,039.4
Current Assets	**2,013.5**	**2,224.8**	**2,283.6**	**3,409.0**
Cash and Cash and Equivalents	831.5	1,217.1	1,010.0	689.7
Derivative Financial Instruments	288.6	37.6	86.5	17.9
Accounts Receivable	212.6	112.3	215.2	459.0
Inventories	390.8	503.4	570.5	1,643.7
Advances to Suppliers	132.7	211.4	226.2	239.9
Related Parties	–	–	16.3	35.8
Deferred Income Taxes	41.4	38.1	–	–
Recoverable Taxes	63.4	54.0	129.8	240.7
Other Assets	52.5	50.9	29.1	82.3
Noncurrent Assets	**3,591.3**	**4,038.7**	**5,109.9**	**7,630.4**
Deferred Income and Social Contrib. Taxes	361.8	242.5	357.0	665.0
Advances to Suppliers	–	–	77.3	125.3
Other Assets	204.4	554.1	618.3	676.8
Investments	13.4	93.2	120.3	280.5
Property, Plant and Equipment	1,656.4	2,013.1	2,771.4	3,365.0
Goodwill	1,353.0	1,133.2	1,160.7	2,493.8
Deferred Charges	2.3	2.6	4.9	24.0

CREDIT SUISSE

Source: Cosan's financial statements, CVM. Cosan's consolidated financial statements, audited by Ernst & Young for year-ended April 30th 2006, 2007 and 2008 and the interim consolidated financial statements for the nine-month period ended January 31, 2008 and 2009 (subject of a special review report by Ernst & Young)

23

Cosan's financial information (cont'd)

Balance sheet
---------------------------------------------------------------------------------------
In millions of R$
Balance Sheet                                Fiscal year ended in April 30
                                              2006        2007       2008   Jan-31-09

Liabilities & Shareholder's Equity         5,604.8     6,263.5    7,393.5    11,039.4
Current Liabilities                          670.0       591.9      577.7     2,358.3
Loans and Financing                           68.8        89.0       83.3     1,484.7
Derivatives Financial Instruments             65.4        35.5       41.9        49.5
Suppliers                                    201.7       113.8      191.0       518.2
Salaries Payable                              49.7        63.3       80.7        77.7
Taxes and Social Contributions Payable       111.1       126.2      116.1       163.2
Advances from Customers                       79.2        49.4       26.3        33.1
Other Liabilities                             94.1       114.7       38.4        31.9
Noncurrent Liabilities                     3,565.3     4,020.4    3,472.3     4,953.1
Loans and Financing                        2,002.7     2,770.4    2,136.2     2,904.5
Taxes and Social Contributions Payable       446.9       338.5      359.3       336.0
Provision for Contingencies                  907.4       728.0      832.4     1,114.1
Other Liabilities                            208.3       183.5      144.4       598.5
Minority Interest                             14.0        20.2       17.7        31.5
Shareholder's Equity                       1,355.5     1,631.0    3,325.8     3,696.5
Capital                                    1,185.8     1,192.7    2,935.3     3,815.3
Profit Reserves                                  -       227.3      180.2       180.2
Other Reserves                               195.9       211.0      210.3       109.1
Stock in Treasury                                -           -          -       (4.2)
Accumulated Profits (Losses)                (26.2)           -          -     (403.9)
--------------------------------------------------------------------------------------

Source: Cosan's financial statements, CVM. Cosan's consolidated financial statements, audited by Ernst & Young for year-ended April 30th 2006, 2007 and
2008 and the interim consolidated financial statements for the nine-month period ended January 31, 2008 and 2009 (subject of a special review report by Ernst &
Young)

                                                                              24

3. Description of the market and companies

3.2.  Curupay S.A. Participacoes ("NovAmerica") [GRAPHIC

                                                                              25

NovAmerica's Summary

                             Brief Description

Overview

With over 60 years of history, the NovAmerica group is one of the largest sugar cane processors in Brazil

Total milling capacity of over 8.5 million tons per year

Largest sugar and ethanol producer in the Medio Vale do Paranapanema, in the state of Sao Paulo

The group is the current leader of the Brazilian refined sugar retail market, with a share of approximately 37.6%, operating under the brands: Union, Dolce,
Ducula and Neve

They own three sugar and ethanol plants: Taruma, Maracai and Paraguacu
Distillery, which together are responsible for milling approximately 90% of the sugar cane consumed by the group

They own two packing units (in Sertaozinho - SP and Araquari -SC) and one refining and packing unit (in Piedade-RJ)

Portfolio of products: crystal sugar, refined amorphous and granulated, light, liquid, confectioner's, ethyl alcohol (anhydrous and hydrated), yeast from sugar cane and electricity from biomass
--------------------------------------------------------------------------------
                                     History

 1944 - Renato de Rezende Barbosa purchase Fazenda Nova America 1994 -
Production of the refined brand Dolce

 2005 - Incorporation of Usina Maracai

 2005 - Uniao brand acquisition

 2008 - Acquisition of Paralcool (Paraguacu Destillery)

--------------------------------------------------------------------------------
                    Operational Highlights
 ------------------------------------------------------
 Harvest of 07/08             UNITS              TOTAL
 ------------------------------------------------------
 Milling                   Tons (`000)           8,700
 Sugar                     Tons (`000)             656
 Ethanol                    m(3) (`000)            311
 Anhydrous                  m(3) (`000)            247
 Hydrated                   m(3) (`000)             64
 Sugar mix                      %                 42.2
 Ethanol mix                    %                 57.8
 Electric energy               MW              150,000
-------------------------------------------------------
Source: Website and  company reports.

                                                                              26

NovAmerica's organizational structure
Structure on January 31st, 2009
[GRAPHIC OMITTED]

     Note: TEAS is to be the object of a purchase and sale transaction and is not included in the incorporation.

                                                                              27

NovAmerica's organization structure

Structure after corporate reorganization

[GRAPHIC OMITTED]

Note: TEAS is to be the object of a purchase and sale transaction and is not included in the incorporation.

                                                                              28

NovAmérica's financial information

Financial information

In millions of R$

Consolidated Income Statement	Fiscal year ended in March 30				
	2006	2007	2008	9M08[(1)]	9M09[(1)]
Net Operating Revenues	**1,099.6**	**1,244.1**	**912.3**	**855.7**	**1,009.8**
Gross Profit	258.1	286.5	120.5	127.1	177.7
Margin	*23.5%*	*23.0%*	*13.2%*	*14.9%*	*17.6%*
Operational Revenues (Expenses)	(247.8)	(192.2)	(257.4)	(195.9)	(267.0)
Operational Profit (Loss)	10.2	94.3	(136.9)	(68.8)	(89.3)
Margin	*0.9%*	*7.6%*	*-15.0%*	*-8.0%*	*-8.8%*
Net Income	**17.9**	**73.8**	**(72.3)**	**(27.7)**	**(58.8)**
Margin	*1.6%*	*5.9%*	*-7.9%*	*-3.2%*	*-5.8%*
EBITDA	123.5	119.4	36.4	76.8	169.9
Margin	*11.2%*	*9.6%*	*4.0%*	*9.0%*	*16.8%*

Source: Nova America S.A. - Agroenergia's consolidated financial statements, audited by Deloitte Touche Tohmatsu ("Deloitte") for year-ended April 30th 2006, 2007 and 2008; the interim consolidated financial statements for the nine-month period ended January 31, 2009 (subject of a special review report by Deloitte) and Curupay S.A. – Participações ("NovAmérica") financial statements, audited by Deloitte for year-ended April 30th, 2009

CREDIT SUISSE

29

NovAmérica's financial information (cont'd)

Balance Sheet

In millions of R$

Balance sheet	Fiscal year ended in March 30 2006	2007	2008	jan-31-08	jan-31-09	apr-31-09[(1)]
Assets	903.9	1,056.7	1,598.9	1,445.1	1,760.6	1,815.7
Current Assets	**393.2**	**483.9**	**457.2**	**514.2**	**490.4**	**409.1**
Cash and Cash Equivalents	38.1	71.2	126.6	72.6	37.2	40.0
Accounts Receivable	148.2	103.7	105.1	132.0	156.5	121.6
Inventories	158.1	243.4	180.1	266.7	247.6	159.1
Others	48.8	65.7	45.4	42.9	49.1	88.3
Noncurrent Assets	**510.7**	**572.8**	**1,141.7**	**931.0**	**1,270.2**	**1,406.6**
Deferred Income and Social Contributions Taxes	27.2	27.3	136.5	85.3	233.3	86.7
Others	20.7	28.7	42.6	31.1	–	234.2
Fixed Assets	**462.8**	**516.7**	**962.6**	**814.6**	**1,036.9**	**1,085.7**
Investiments	0.7	1.4	164.3	165.1	0.6	72.4
Property, Plant and Equipment	400.0	468.1	764.1	611.6	838.1	693.1
Intangible	62.0	47.3	34.2	38.0	198.3	320.3

Source: Nova America S.A. - Agroenergia's consolidated financial statements, audited by Deloitte Touche Tohmatsu ("Deloitte") for year-ended April 30th 2006, 2007 and 2008; the interim consolidated financial statements for the nine-month period ended January 31, 2009 (subject of a special review report by Deloitte) and Curupay S.A. – Participações ("NovAmérica") financial statements, audited by Deloitte for year-ended April 30th, 2009

(1) NovAmérica's audited Balance Sheet, after corporate restructuring.

CREDIT SUISSE

30

NovAmérica's financial information (cont'd)

Balance sheet

In millions of R$

Balance sheet	Fiscal year ended in March 30					
	2006	2007	2008	jan-31-08	jan-31-09	apr-31-09(1)
Liabilities & Shareholder's Equity	903.9	1,056.7	1,598.9	1,445.1	1,760.6	1,815.7
Current Liabilities	236.0	345.8	657.0	412.2	716.5	921.1
Loans and Financing	53.0	226.1	87.5	107.1	384.7	636.5
Debentures	–	–	321.3	5.7	11.5	–
Suppliers	82.0	60.6	75.7	59.1	92.5	159.9
Taxes	18.3	17.6	34.9	35.2	41.1	–
Dividends Payable	63.1	–	–	–	–	–
Provisions	17.1	16.4	22.1	13.1	14.5	–
Liabilities with Related Parties	–	21.3	68.4	143.2	94.0	–
Others	2.6	3.9	47.1	48.8	78.3	124.7
Noncurrent Liabilities	306.9	341.6	645.3	691.3	668.9	560.5
Loans and Financing	185.3	229.9	195.2	200.9	195.5	503.7
Debentures	–	–	–	306.9	150.0	–
Provisions	19.2	14.5	19.5	19.1	23.7	13.9
Liabilities with Related Parties	–	–	150.1	–	156.2	–
Advances for Future Capital Raising	4.2	–	103.7	14.9	–	0.5
Others	60.6	61.3	141.0	113.5	107.6	42.5
Results from Future Periods	37.7	35.9	35.9	35.9	35.9	–
Minority Interest	0.9	0.1	0.2	0.0	0.2	0.0
Shareholder's equity	360.9	369.4	296.5	341.7	375.2	334.2
Capital	262.0	314.0	314.0	314.0	448.0	334.2
Capital Reserve	2.0	–	–	–	–	–
Profit Reserve	4.2	4.7	4.7	4.7	4.7	–
Accumulated Profit (Losses)	92.7	50.7	(22.1)	23.0	(77.5)	–

CREDIT SUISSE

Source: Nova America S.A. - Agroenergia's consolidated financial statements, audited by Deloitte Touche Tohmatsu ("Deloitte") for year-ended April 30th 2006, 2007 and 2008; the interim consolidated financial statements for the nine-month period ended January 31, 2009 (subject of a special review report by Deloitte) and Curupay S.A. – Participações ("NovAmérica") financial statements, audited by Deloitte for year-ended April 30th, 2009
(1) NovAmérica's audited Balance Sheet, after corporate restructuring.

31

4. General Assumptions of the Appraisal Report

                                                                              32

Macro-economic Assumptions

The macroeconomic assumptions detailed below represent estimated values presented in the Focus Report by Banco Central as of April 30th 2009

                             2009/10  2010/11 2011/12  2012/13 2013/14 2014/15  2015/16  2016/17  2017/18  2018/19
Exchange rates
R$/US$ end of period            2.22     2.25    2.25     2.27    2.32    2.37     2.43     2.49     2.55     2.61
R$/US$ average                  2.23     2.22    2.22     2.24    2.29    2.35     2.40     2.46     2.52     2.58
Inflation
IGP-M((1))                      2.9%     4.5%    4.5%     4.5%    4.4%    4.4%     4.4%     4.4%     4.4%     4.4%
IPCA((1))                       4.3%     4.4%    4.5%     4.5%    4.5%    4.5%     4.5%     4.5%     4.5%     4.5%
EUA inflation((2))              0.1%     1.1%    1.5%     1.8%    1.9%    1.9%     1.9%     1.9%     1.9%     1.9%
Taxa de juros
Average Selic((1))              9.9%     9.5%    9.5%     9.5%    9.5%    9.5%     9.5%     9.5%     9.5%     9.5%
Gross Domestic Product
GDP Real Growth - Brazil((1))   1.0%     3.7%    4.1%     4.2%    4.0%    4.0%     4.0%     4.0%     4.0%     4.0%
GDP Real Growth - Global((3))   0.9%     3.0%    3.0%     3.0%    3.0%    3.0%     3.0%     3.0%     3.0%     3.0%
GDP Real Growth - USA((3))     -0.5%     2.0%    2.0%     2.0%    2.0%    2.0%     2.0%     2.0%     2.0%     2.0%

Source: Focus Report of Brazilian Central Bank as of April 30, 2009.

Note: Values converted from calendar year to Cosan and NovAmerica's fiscal year (May 1st to April 30th).

(1)  Because of the inexistence of interest rates, inflation and GDP estimates from 2014, w as considered the values presented in 2013 to Selic (9.5%),
     IGP-M (4.4%), IPCA (4.5%) and GDP real grow th (4.0%)

(2)  Source: Economist Inteligence Unit, as of 4/29/2009.

(3)  Source: World Bank until 2010, as of 03/31/2009. Constant since then.

From 2014 onwards, exchange rate forecasts assume maintenance of the purchasing power parity between the US and Brazilian currencies

                                                                              33

5. Cosan's Appraisal

5.1. Discounted Cash Flow

                                                                              34

Appraisal using discounted cash flow

CS has evaluated Cosan according to the discounted cash flow (DCF) method

Methodology

O    Unlevered cash flow method

     -    Projection of unlevered cash flows

     -    Cash flows are discounted based on Weighted Average Cost of Capital
          (WACC), in order to calculate its present value

Projections

O    CS used, for evaluation purposes, the operational and financial projections provided by and/or discussed with Cosan's administrative teams, in nominal
     R$.

Currency

O    Projections in nominal R$

O    The unlevered cash flow is converted into US$ each year in order to be discounted

Discounted Cash Flow

O    Base date: April 30th 2009; cash flows are converted to April 30th 2009 present value.

O    Projection Horizon: 2009/2010 to 2018/2019

O    Considers that flows are generated throughout the year ("mid-year convention")

O    Discounted cash flow in nominal US$

                                                                              35

Economic value - discounted cash flow

Based on the economic value criteria according to the discounted cash flow method, as of April 30th 2009, Cosan's stock prices ranged from R$25,75 to
R$28,32.

--------------------------------------------------------------------------------
Economic value per stock according to the discounted
cash flow method
--------------------------------------------------------------------------------
  R$ million, except values per stock
  (R$ million)
  Equity  value                                           8,876
  Number of shares (thousands)                          328,285
                                         -4.75%                          +4.75%

  ------------------------------------------------------------------------------
  Equity value                            8,454           8,876           9,298
  Price per share (R$)                    25.75           27.04           28.32
  ------------------------------------------------------------------------------

Source: CVM (SEC) Cosan's financial statements (as of Jan 30th 2009) and Credit
Suisse.

                                                                              36

Main Assumptions Used

Macro-economics	▪ Macro-economic scenario of the Focus Report from Banco Central dated April 30th 2009
Cost of sold products	▪ According to projections by Cosan's Administration
Operational Expenses	▪ According to projections by Cosan's Administration
Working capital	▪ According to projections by Cosan's Administration for stock variations, accounts payable, receivables, other assets and other liabilities
Terminal value	▪ Gordon growth model (in perpetuity)[1], in 2018/19 ▪ Assumes a growth rate of 2.5% in US$ nominal terms in perpetuity
Other	▪ Logistics negotiations are currently held in conjunction by Cosan and NovAmerica, with 71.2% and 28.8% participations, respectively. ▪ Cash flow from this business are weighted according to the percentage above for each Company.
Discount rate	▪ Discount rate calculated based on: (i) median unlevered beta of the sector re-levered by the projected optimal capital structure, (ii) optimal capital structure based on comparable companies in the sector and discussions with Cosan's Administration, and (iii) country risk.

(1) Estimated based on the free cash flow for the previous projection period and incremented by the growth expectation, using the Continuous Growth Model or Gordon Growth Model as shown in the equation:

$$\text{Perpetuity} = \frac{FCL(n) \times (1+g)}{WACC - g}$$

Where: "FCL(n)" is the projected free cash flow for the previous year, "g" is the continuous growth rate for the post-projected period and "WACC" is the average capital cost weighted by the optimal capital structure.

CREDIT SUISSE

37

Main Projections

Sugar and Ethanol

Crushing Capacity
[GRAPHIC OMITTED]

Prices - Sugar
[GRAPHIC OMITTED]

Production Mix
[GRAPHIC OMITTED]

Prices- Ethanol
[GRAPHIC OMITTED]

                                                                              38

Main Projections (cont'd)

Distribution
[GRAPHIC OMITTED]

                                                                              39

Main Projections (cont'd)

Logistics

--------------------------------------------------------------------------------
Volume
[GRAPHIC OMITTED]
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Prices
--------------------------------------------------------------------------------

                                                                              40

Main Projections (cont'd)

Cogeneration

--------------------------------------------------------------------------------
Installed Capacity
[GRAPHIC OMITTED]
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Energy available for sale
[GRAPHIC OMITTED]
--------------------------------------------------------------------------------

                                                                              41

Main Projections (cont'd)

Financial Results

--------------------------------------------------------------------------------
Net Income
[GRAPHIC OMITTED]
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
EBITDA
[GRAPHIC OMITTED]
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
EBIT
[GRAPHIC OMITTED]
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Investments
[GRAPHIC OMITTED]
--------------------------------------------------------------------------------

                                                                              42

Main Projections (cont'd)

Operational Cash flow

--------------------------------------------------------------------------------
Cash flow for the company (R$ millions)
--------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------------------------------------
                                 2009/10     2010/11     2011/12    2012/13    2013/14     2014/15    2015/16   2016/17     2017/18    2018/19 Perpetuity
----------------------------------------------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------------------------------------------
Net Revenues                  15,897,417  17,543,744  19,774,794 22,136,334 24,496,440  26,327,243 28,220,81330,310,536  32,592,853 34,985,685 35,277,084
----------------------------------------------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------------------------------------------
EBITDA                         1,638,801   1,948,083   2,532,761  3,063,534  3,663,938   3,930,545  4,111,238 4,359,643   4,645,957  4,904,484  4,748,763
----------------------------------------------------------------------------------------------------------------------------------------------------------
(-) Depreciation and            (829,854)   (958,282) (1,118,397)(1,060,847)(1,096,325) (1,124,551)(1,189,623)(1,240,000)(1,295,078)(1,337,920)(1,054,119)
Amortization
----------------------------------------------------------------------------------------------------------------------------------------------------------
EBIT                             808,947     989,801   1,414,364  2,002,687  2,567,613   2,805,994  2,921,616 3,119,643   3,350,879  3,566,564  3,694,644
----------------------------------------------------------------------------------------------------------------------------------------------------------
(-) Taxes                       (270,392)   (326,788)   (467,173)  (660,516)  (848,049)   (927,116)  (964,235)(1,028,911)(1,104,569)(1,174,033)(1,278,283)
----------------------------------------------------------------------------------------------------------------------------------------------------------
Unlevered Net Income             538,556     663,013     947,191  1,342,172  1,719,564   1,878,878  1,957,381 2,090,732   2,246,310  2,392,531  2,317,099
----------------------------------------------------------------------------------------------------------------------------------------------------------
(+) Depreciation and             829,854     958,282   1,118,397  1,060,847  1,096,325   1,124,551  1,189,623 1,240,000   1,295,078  1,337,920  1,054,119
Amortization
(-) Investiments              (1,412,307) (1,766,551) (2,017,437)(1,387,996)  (954,045)   (870,008)  (894,138) (942,641)   (979,262)(1,054,119)(1,054,119)
(-) Working Capital Variation    (88,123)    (91,097)   (158,651)  (118,164)  (148,543)   (103,261)  (113,657) (112,338)   (121,305)  (122,221)  (122,221)
----------------------------------------------------------------------------------------------------------------------------------------------------------
Free Cash Flow to the Firm      (132,021)   (236,353)   (110,500)    896,859  1,713,301   2,030,161  2,139,208 2,275,754   2,440,820  2,554,111  2,194,878
FCF (R$)
----------------------------------------------------------------------------------------------------------------------------------------------------------
Fx rate                             2.23        2.22        2.22       2.24       2.29        2.35       2.40      2.46        2.52       2.58       2.58
----------------------------------------------------------------------------------------------------------------------------------------------------------
Free Cash Flow to the Firm       (59,114)   (106,465)    (49,700)    399,789    747,310     865,119    890,014   924,416     968,003    988,961  9,679,014
FCF (US$)
----------------------------------------------------------------------------------------------------------------------------------------------------------

                                                         US$ millions          R$ millions
-------------------------------------------------------------------------------------------
Enterprise Value                                               $5,691              $12,397
Discounted Cash Flows - 2009/10 - 2018/19                      $2,605               $5,674
Perpetuity                                                     $3,086               $6,723
Net Debt                                                                            $3,521
Equity Value                                                                        $8,876
-------------------------------------------------------------------------------------------

                                                                              43

5. Cosan's Appraisal

5.2. Economic Value - comparable companies' multiples

                                                                              44

Economic Value – comparable companies' multiples

Based on the economic value criteria by the comparable companies' multiples method, Cosan's value range per stock is demonstrated below:

Economic value by the comparable companies' multiples method

R$ millions, except values per stock

(R$ million)		2009/10E	2010/11E
EBITDA		$1,638.8	$1,948.1
x EV/EBITDA[2]		6.4x	5.8x
= Enterprise Value		**10,420.1**	**11,251.0**
- Net debt		$3,521.0	$3,521.0
= Equity Value		**6,899.1**	**7,730.0**
Number of shares (millions)[1]		328.3	328.3
R$/share	low (-4.75%)	**R$ 20.02**	**R$ 22.43**
	average	**R$ 21.02**	**R$ 23.55**
	high (+4.75%)	**R$ 22.01**	**R$ 24.67**

Source: Cosan and Credit Suisse.
(1) Considers average trade multiple of comparable companies as of April 30th 2009.
(2) Source: CVM,(SEC) includes treasury stocks.

CREDIT SUISSE

45

5. Cosan's Appraisal

5.3. Book value of shareholder's equity

                                                                              46

Book value of shareholder's equity

Based on book value of liquid net worth, Cosan's value per stock is R$11,26

----------------------------------------------------------------------------------------------
Value of liquid net worth per share
----------------------------------------------------------------------------------------------
R$ millions, except values per stock
         (R$ million)                                                     01/31/2009
         Total assets                                                    R$ 11,039.4
         (-) Total liabilities                                               7,311.3
         (-) Minority interest                                                  31.5
         = Shareholder's equity                                              3,696.6
         Number of shares (millions)((1))                                      328.3

         R$/share                                                              11.26
----------------------------------------------------------------------------------------------

Source: CVM (SEC), Cosan's financial statements
(1) Includes treasury stock

                                                                              47

5. Cosan's Appraisal

5.4. Weighted average price by stock's trade volume on BOVESPA

                                                                              48

CSAN3

Weighted average price by stock's trade volume on BOVESPA

Cosan stock price (CSAN3) on BOVESPA
[GRAPHIC OMITTED]

Source: Bloomberg, as of April 30th  2009.

Cosan stocks are included in the Ibovespa index

                                                                              49

Market value of stocks

Based on the weighted average price by the trading volume of stocks issued by
Cosan on BOVESPA, Cosan stock values are demonstrated below:

Weighted average price by trading volume of stocks listed on BOVESPA

Period of 12 months immediately preceding of the publication of the material fact ((1))
11-mar-08 - 11-mar-09                                                                          R$ 18.99
Number of shares (millions) ((2))                                                                 328.3
Equity Value (R$ millions)                                                                      6,234.3
Period of 90 days immediately preceding of the publication of the material fact ((1))
11-dec-08 - 11-mar-09                                                                          R$ 10.68
Number of shares (millions) ((2))                                                                 328.3
Equity Value (R$ millions)                                                                      3,505.7
Period between the date of publication of material fact and the date of the fairness opinion
12-mar-09 - 30-apr-09                                                                          R$ 12.05
Number of shares (millions) ((2))                                                                 328.3
Equity Value (R$ millions)                                                                      3,956.1

Source: Bloomberg, as of April 30th

(1)  Relevant fact dated March 12th 2009 regarding NovAmerica's incorporation by
     Cosan.
(2)  Source: Cosan, Bloomberg and Economatica (includes treasury stock).

                                                                              50

6. NovAmerica's Appraisal

6.1. Discounted Cash Flow

                                                                              51

Discounted cash flow appraisal

CS has appraised NovAmérica according to the discounted cash flow ("DCF") method

Methodology

- Unlevered cash flow method
  - Projection of unlevered cash flows
  - Cash flows are discounted based on Weighted Average Cost of Capital (WACC), in order to calculate its present value

Projections

- CS used, for evaluation purposes, the operational and financial projections provided by and/or discussed with NovAmerica's administrative teams, in nominal R$.
- Projections consider NovAmerica's structure after corporate restructuring

Currency

- Projections in nominal R$
- The unlevered cash flow is converted into US$ each year in order to be discounted

Discounted Cash Flow

- Base date: April 30th of 2009; cash flows converted to April 30th of 2009 present value.
- Projection horizon: 2009/2010 to 2018/2019
- Considers that flows are generated throughout the year ("mid-year convention")
- Discounted cash flow in nominal US$

CREDIT SUISSE

52

Economic value – discounted cash flow

Based on the economic value criteria according to the discounted cash flow method, as of April 30th 2009, NovAmecica stock prices ranged from R$3,433.98 to R$3,776.47 per stock

Economic value per stock according to the discounted cash flow method

R$ millions, except values per stock

(R$ million)			
Equity value		**1,205**	
Number of shares (thousands)		334	
	-4.75%		+4.75%
Equity value	1,148	1,205	1,262
Price per share (R$)	**3,433.98**	**3,605.22**	**3,776.47**

Source: CVM, (SEC) NovAmerica's financial statements (as of Jan 30th 2009) and Credit Suisse.

CREDIT SUISSE

53

Main Assumptions Used

Macro-economics	■ Macro-economic scenario of the Focus Report from Banco Central dated April 30th 2009
Cost of sold products	■ According to projections by NovAmerica's Administration
Operational Expenses	■ According to projections by NovAmerica's Administration
Working capital	■ According to projections by NovAmerica's Administration for stock variations, accounts payable, receivables, other assets and other liabilities
Terminal value	■ Gordon growth model (in perpetuity)(1), in 2018/19 ■ Assumes a growth rate of 2.5% in US$ nominal terms in perpetuity
Other	■ Logistics negotiations are currently held in conjunction by Cosan and NovAmerica, with 71.2% and 28.8% participations, respectively. ■ Cash flow from this business are weighted according to the percentage above for each Company.
Discount rate	■ Discount rate calculated based on: (i) median unlevered beta of the sector re-levered by the projected optimal capital structure, (ii) optimal capital structure based on comparable companies in the sector and discussions with Cosan's Administration, and (iii) country risk.

(1) Estimated based on the free cash flow projected for the previous period and incremented by the growth expectation, using the Continuous Growth Model or Gordon Growth Model as shown in the equation:

$$\text{Perpetuity} = \frac{FCL(n) \times (1+g)}{WACC - g}$$

Where: "FCL(n)" is the projected free cash flow for the previous year, "g" is the continuous growth rate for the post-projected period and "WACC" is the average capital cost weighted by the optimal capital structure.

CREDIT SUISSE

54

Main Projections

Sugar and Ethanol

--------------------------------------------------------------------------------
Crushing Capacity
[GRAPHIC OMITTED]
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Production mix
[GRAPHIC OMITTED]
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Prices - Sugar
[GRAPHIC OMITTED]
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Prices - Ethanol
[GRAPHIC OMITTED]
--------------------------------------------------------------------------------

                                                                              55

Main projections (cont'd)

Logistics

--------------------------------------------------------------------------------
Sales
[GRAPHIC OMITTED]
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Prices
[GRAPHIC OMITTED]
--------------------------------------------------------------------------------

                                                                              56

Main projections (cont'd)

Cogeneration

--------------------------------------------------------------------------------
Energy available for sale
--------------------------------------------------------------------------------
[GRAPHIC OMITTED]
--------------------------------------------------------------------------------

                                                                              57

Main Projections (cont'd)

Financial results

--------------------------------------------------------------------------------
Net Income
[GRAPHIC OMITTED]
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Gross Profit
[GRAPHIC OMITTED]
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
EBITDA
[GRAPHIC OMITTED]
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Investments
[GRAPHIC OMITTED]
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Production mix
[GRAPHIC OMITTED]
--------------------------------------------------------------------------------

                                                                              58

Main projections (cont'd)

--------------------------------------------------------------------------------
Cash flow for the company (R$ millions)
--------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------------------------------------------
                                  2009/10      2010/11     2011/12     2012/13     2013/14    2014/15     2015/16    2016/17     2017/18    2018/19  Perpetuity
----------------------------------------------------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------------------------------------------------
Net Revenues                    1,491,274    1,564,033   1,771,749   1,833,770   1,925,372  2,013,247   2,101,053  2,192,861   2,288,793  2,390,286   2,455,976
----------------------------------------------------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------------------------------------------------
EBITDA                            377,763      413,879     475,684     498,578     544,060    573,300     600,239    628,020     657,193    688,489     687,304
----------------------------------------------------------------------------------------------------------------------------------------------------------------
(-) Depreciation and             (123,261)    (132,623)   (115,496)   (123,901)    (93,173)   (93,938)   (104,874)  (116,159)   (127,834)  (139,809)   (135,645)
Amortization
----------------------------------------------------------------------------------------------------------------------------------------------------------------
EBIT                              254,502      281,256     360,188     374,677     450,888    479,362     495,365    511,861     529,359    548,680     551,659
----------------------------------------------------------------------------------------------------------------------------------------------------------------
(-) Taxes                         (84,977)     (94,030)   (120,800)   (125,650)   (151,502)  (161,109)   (166,456)  (171,971)   (177,824)  (184,418)   (185,303)
----------------------------------------------------------------------------------------------------------------------------------------------------------------
Unlevered Net Income              169,525      187,226     239,388     249,026     299,385    318,253     328,909    339,890     351,535    364,262     364,123
----------------------------------------------------------------------------------------------------------------------------------------------------------------
(+) Depreciation and              123,261      132,623     115,496     123,901      93,173     93,938     104,874    116,159     127,834    139,809     135,645
Amortization
(-) Investiments                 (198,055)    (220,338)   (110,351)    (95,066)    (96,108)  (109,151)   (110,862)  (115,984)   (121,112)  (135,645)   (135,645)
(-) Working Capital Variation     (83,365)      (7,461)    (27,222)     (7,590)     (4,274)   (11,600)    (13,672)   (14,332)    (14,911)   (15,322)    (15,322)
----------------------------------------------------------------------------------------------------------------------------------------------------------------
Free Cash Flow to the Firm         11,366       92,050     217,311     270,271     292,177    291,441     309,249    325,733     343,347    353,104     348,802
FCF (R$)
----------------------------------------------------------------------------------------------------------------------------------------------------------------
Fx rate                              2.23         2.22        2.22        2.24        2.29       2.35        2.40       2.46        2.52       2.58        2.58
----------------------------------------------------------------------------------------------------------------------------------------------------------------
Free Cash Flow to the Firm          5,089       41,464      97,741     120,478     127,442    124,193     128,662    132,313     136,168    136,723   1,538,151
FCF (US$)
----------------------------------------------------------------------------------------------------------------------------------------------------------------

                                                         US$ millionsR$ millions
--------------------------------------------------------------------------------
Enterprise Value                                               $1,058$2,305
Discounted Cash Flows - 2009/10 - 2018/19                        $568$1,236
Perpetuity                                                       $490$1,068
Net Debt                                                             $1,100
Equity Value                                                         $1,205
--------------------------------------------------------------------------------

                                                                              59

6. NovAmerica's Appraisal

6.2. Economic value - comparable companies' multiples

                                                                              60

Economic Value – comparable companies' multiples

Based on the criteria of economic value by the comparable companies' multiples method, the range of value per share of NovAmérica is as follows:

Economic value per share by the comparable companies' multiples method

(R$ million)		2009/10E	2010/11E
EBITDA		$377.8	$413.9
x EV/EBITDA[2]		6.4x	5.8x
= Enterprise Value		**2,402.0**	**2,390.3**
- Net debt		$1,100.1	$1,100.1
= Equity Value		**1,301.9**	**1,290.3**
Number of shares (millions)[1]		0.3	0.3
R$/share	low (-4.75%)	**R$ 3,710.79**	**R$ 3,677.65**
	average	**R$ 3,895.85**	**R$ 3,861.05**
	high (+4.75%)	**R$ 4,080.90**	**R$ 4,044.45**

Source NovAmérica and Credit Suisse.
(1) As of April 30th 2009.
(2) Considers average trading of comparable companiies as of April 30th 2009.

CREDIT SUISSE

61

6. NovAmerica Appraisal

6.3. Book value of shareholder's equity

                                                                              62

Book value of shareholder's equity

Based on the criteria of liquid net worth, the value per NovAmérica share is R$1,000.00 per share

Book value of liquid net worth per share

R$ millions, except values per share

(R$ million)	3/30/2009
Total assets	R$ 1,815.7
(-) Total liabilities	1,481.5
(-) Minority interest	0.0
= Shareholder's equity	334.2
Number of shares (millions)[(1)]	0.3
R$/share	1,000.0

Source: NovAmérica financial statements
(1) As of April 30th 2009.

CREDIT SUISSE

63

7. Analysis of the relationship of substitution

                                                                              64

Analysis of the relationship of substitution based on DCF

[GRAPHIC OMITTED]

o    Based on the methodology and assumptions presented, the estimated Value of
     Shares for Cosan is between R$8.454M and R$9.298M, or a value per share between R$25,75 and R$28,32

o    Based on the methodology and assumptions presented, the estimated Value of
     Shares for NovAmerica is between R$1.148M and R$1.262M, or a value per share between R$3.433,98 and R$3.776,47

o    The range of the substitution relationship between Cosan and NovAmerica shares is between 121.2492x and 146.6415x, based on comparison of the indicative values per share calculated for both Companies

o    The implicit substitution relationship agreed between Cosan and NovAmerica in the Memorandum is equivalent to 132.5676x

--------------------------------------------------------------------------------

Source: CVM (SEC) Cosan financial statements (as of 31/1/2009) and NovAmerica
(as of 31/1/2009 and 30/4/2009) and Credit Suisse.

                                                                              65

Analysis of the relationship of substitution based on Multiples

[GRAPHIC OMITTED]

o    Based on the methodology and premises presented the estimated Value of
     Shares for Cosan is between R$6.967M and R$7.662M, or a value per share between R$21,22 and R$23,34

o    Based on the methodology and premises presented the estimated Value of
     Shares for NovAmerica is between R$1.235M and R$1.358M, or a value per share between R$3.694,22 and R$4.062,68

o    The range of the substitution relationship between Cosan and NovAmerica shares is between 158.2819x and 191.4297x. based on comparison of the indicative values per share calculated for both Companies

o    The implicit substitution relationship agreed between Cosan and NovAmerica in the Memorandum is equivalent to 132.5676x
--------------------------------------------------------------------------------

Source: CVM (SEC) Cosan financial statements (as of 31/1/2009) and NovAmerica
(as of 31/1/2009 and 30/4/2009) and Credit Suisse.

(1)  Value of Shares equivalent to average value between/based on multiples
     EV/EBITDA 2009/10E and EV/EBITDA 2010/11E

                                                                              66

Appendix A. Companies' Weighted Average Cost of Capital (WACC)

                                                                              67

Weighted Average Cost of Capital (WACC)

                                                   Debt /   Leverage Taxes     Beta
                                          Beta   S.Equity    Factor          Unlevered  Assumptions
Comparable Companies                     (B)(4)    (4)        (5)               (6)
---------------------------------------------------------------------------------------------------------------------------------
Sao Martinho                             0.958    70.8%       1.47   34.0%     0.65    Taxes -Brasil                       34.00%
Acucar Guarani                           1.277   100.0%       1.66   34.0%     0.77    USA risk free rate (Rf)(1)           2.97%
Agrana Beteiligungs AG                   0.356   100.0%       1.75   25.0%     0.20    Market Risk Premium (Rm) (2)         7.07%
Associated British Foods PLC             0.886    15.9%       1.11   30.0%     0.80    Country Risk Premium (CRP) (3)       3.86%
CSR Ltd.                                 1.494    81.1%       1.57   30.0%     0.95   -------------------------------------------
Danisco A/S                              0.965    95.5%       1.69   28.0%     0.57
Ebro Puleva S.A.                         0.566    84.8%       1.57   32.5%     0.36
Greencore Group PLC                      1.394   100.0%       1.88   12.5%     0.74
Illovo Sugar Ltd.                        0.750    41.8%       1.26   36.9%     0.59
Suedzucker AG                            0.679    69.7%       1.43   38.4%     0.48
Tate & Lyle PLC                          0.959    79.4%       1.56   30.0%     0.62
Tongaat-Hulett Ltd.                      1.024    27.8%       1.18   36.9%     0.87
Bajaj Hindustan Ltd.                     1.571   100.0%       1.66   34.0%     0.95
Balrampur Chini Mills Ltd.               1.496    91.8%       1.61   34.0%     0.93
Shree Renuka Sugars Ltd.                 1.367    57.8%       1.38   34.0%     0.99
Average                                   1.05    74.4%              31.3%     0.70
Median                                    0.97    81.1%              34.0%     0.74
---------------------------------------------------------------------------------------------------------------------------------------------------
                                                                 Cost of debt before taxes            9.5%  10.0%    10.5%  11.0%   11.5%   12.0%
                                                                 Cost of debt after taxes             6.3%   6.6%     6.9%   7.3%    7.6%    7.9%
                                                                                                     -----------------------------------------------
 Total Debt/      Total Debt/ Unlev. Beta  Leverage   Levered   Cost of      Debt/
 Total Cap((7))   S. Equity    Average      Factor     Beta(8)  Equity(9)   Total C.                                      WACC
                                                                                                 --------------------------------------------------
   20.0%              25.0%    0.74         1.17      0.87       13.0%       20.0%
                                                                                                 --------------------------------------------------
                                                                                                     11.6%  11.7%    11.7%  11.8%   11.9%   11.9%
   25.0%              33.3%    0.74         1.22      0.91       13.2%       25.0%                   11.5%  11.6%    11.7%  11.7%   11.8%   11.9%
                                                                                                            -----------------------------
   30.0%              42.9%    0.74         1.28      0.95       13.6%       30.0%                   11.4%  11.5%    11.6%  11.7%   11.8%   11.9%
   35.0%              53.8%    0.74         1.36      1.01       14.0%       35.0%                   11.3%  11.4%    11.5%  11.6%   11.7%   11.8%
   40.0%              66.7%    0.74         1.44      1.07       14.4%       40.0%                   11.1%  11.3%    11.4%  11.5%   11.7%   11.8%
                                                                                                            -----------------------------
   45.0%              81.8%    0.74         1.54      1.14       14.9%       45.0%                   11.0%  11.2%    11.3%  11.5%   11.6%   11.8%
   50.0%             100.0%    0.74         1.66      1.23       15.6%       50.0%                   10.9%  11.1%    11.2%  11.4%   11.6%   11.7%
                                                                                                 --------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------------------------------
(1)  Risk Free Rate for USA calculated by the Credit SuisseFinancial Strategies
     Group
(2)  Stock market risk premium calculated by the Credit Suisse Financial
     Strategies Group
(3)  Brazil risk premium calculated by the Credit Suisse Financial Strategies
     Group
(4)  Barra Beta, as of 04/30/2009.
(5)  Leverage Factor: 1+ (1- tax rate) x (Debt/ Total Capital).
(6)  Unlevered Beta: Beta / Leverage Factor.
(7)  Total Capital = Debt + Shareholder's Equity.
(8)  Levered Beta x Leverage Factor
(9)  Custo do Capital Proprio: Rf + B x (Rm - Rf).

WACC (Weighted Average Cost of Capital) calculated in nominal dollars of 11% to
12% p.a.

                                                                              68

Appendix B. Market multiples of comparable companies

                                                                              69

Market multiples of comparable companies

(in local currency, in millions)

Company                             Average Daily                 Net       Value of       alue of
                                    Trading Volume       (1)     Debt         Shares       ompany     EV / EBITDA 2010E    EV / EBITDA 2011E
Companies Selected
--------------------------------------------------------------------------------------------------------------------------------------------
Brazil
Sao Martinho((1))                             0.73                918          1,436        2,354        6.5x                     6.0x
Acucar Guarani((1))
                                              1.42                744            363        1,107        2.9x                     1.8x
                                    Average                                                              4.7x                     3.9x
                                    Median                                                               4.7x                     3.9x
Foreign
Agrana Beteiligungs AG((2))                   0.51                656            689        1,345        7.5x                     7.0x
Associated British Foods PLC((3))            39.36              1,143          5,293        6,436        6.0x                     5.6x
CSR Ltd.((4))                                12.98              1,340          1,669        3,009        5.8x                     4.8x
Danisco A/S((1))                             13.99             10,400          8,367       18,767        9.7x                     8.9x
Ebro Puleva S.A.((5))                         9.23              1,165          1,427        2,593        8.4x                     7.9x
Greencore Group PLC((3))                      0.88                283            166          449        4.3x                     4.1x
Illovo Sugar Ltd.((4))                        2.60              3,240          9,261       12,501        6.2x                     5.5x
Suedzucker AG((2))                           112.31             1,709          2,849        4,558        6.6x                     6.3x
Tate & Lyle PLC((4))                         159.64             1,128          1,248        2,376        5.2x                     5.4x
Tongaat-Hulett Ltd.((5))                      5.60              2,356          7,363        9,719        6.1x                     5.5x
Bajaj Hindustan Ltd.((3))                    125.63            36,635          9,529       46,164        7.5x                     6.6x
Balrampur Chini Mills Ltd.((3))              101.49            13,155         16,997       30,153        6.6x                     6.1x
                                    Average                                                              6.7x                     6.1x
                                    Median                                                               6.4x                     5.9x
                                    Total Average                                                        6.4x                     5.8x
                                    Total Median                                                         6.4x                     5.8x
--------------------------------------------------------------------------------------------------------------------------------------------
(1) Fiscal year from May to April
(2) Fiscal year from March to February
(3) Fiscal year from October to September
(4) Fiscal year from April  to March
(5) Fiscal Year from January to December

Source: Reports from companies and Bloomberg as of 30th April 2009.

                                                                              70

Description of comparable countries

To evaluate NovAmerica and Cosan based on market multiples of comparable companies, listed companies from the sugar and ethanol sectors in Brazil and worldwide were employed.

Sao Martinho: A producer of sugar and ethanol in Brazil founded in 1938.

Acucar Guarani: Company from the Brazilian sugar-alcohol sector since 1976 which converts sugar cane into sugar, ethanol and electricity.

Agrana Beteiligungs AG: Austrian Holding in the sugar, pulp and fruit sector.

Associated British Foods PLC: International foodstuffs retailer which operates in four business segments: Sugar&agriculture, retail, groceries e ingredients.

CSR Ltd.: Australian companies also with operations in New Zealand. Operates in construction and sugar segments.

Danisco A/S: Company based in Denmark, works in the development, manufacture and trade if food ingredients, sugar etc.

Ebro Puleva S.A.: Spanish company focused on the food sector with sugar-based, dieting products etc.

Greencore Group PLC: Irish company specialized in producing foodstuff products.

Illovo Sugar Ltd.: Global sugar and ethanol producer, producing around 5.7 million tons of sugar cane on its plantations in South Africa, Malawi, Zambia,
Tanzania, Mozambique and Swaziland.

Illovo Sugar Ltd.: Global sugar and ethanol producer, producing around 5.7 million tons of sugar cane on its plantations in South Africa, Malawi, Zambia,
Tanzania, Mozambique and Swaziland.

                                                                              71

Description of comparable countries (cont'd)

To evaluate NovAmerica and Cosan based on market multiples of comparable companies, listed companies from the sugar and ethanol sectors in Brazil and worldwide were employed.

Suedzucker AG: German company focused on production of supplies for the food industry, operating sugar production units in several European companies.

Tate & Lyle PLC: English company specialized in development, manufacture and trading of food stuffs and industrial supplies from sustainable sources.
Operates an dedicated sugar and Sucralose division.

Tongaat-Hulett Ltd.: South African company from the agricultural sector, owns sugar plants in South Africa, Mozambique, Zimbabwe and Swaziland, derived from sugar cane and manioc plantations.

Bajaj Hindustan Ltd.: Indian company focused on sugar and ethanol manufacture, has 10 plants located in the North of India.

Balrampur Chini Mills Ltd.: Indian company manufacturer of sugar and ethanol.

                                                                              72

Appendix C. Description of the applied evaluation methodologies

                                                                              73

A. Discounted Cash Flow

CS assessed NovAmérica and Cosan using the discounted cash flow method (“DCF”)

Methodology

- Unlevered cash flow method
  - Projection of unleveraged cash flows
  - The cash flows are discounted by the weighted average cost of capital (WACC), to calculate their current value

Projections

- CS has employed, for evaluation purposes, the operational and financial projections provided and/or discussed with the administrative teams of NovAmérica and Cosan in nominal R$

Currency

- Projections in nominal R$
- The unlevered cash flow is converted each year to US$ in order to be discounted

Discounted Cash Flow

- Base date: April 30th 2009; cash flows are converted to current value of April 30th 2009
- Projection Horizon: 2009/2010 to 2018/2019
- Assumes flows are generated throughout the year (“mid-year convention”)
- Discounted cash flow in nominal US$

CREDIT SUISSE

74

A. Discounted Cash Flow for the company ("DCF")

[GRAPHIC OMITTED]

                                                                              75

A. WACC Calculation

The WACC was calculated based on the combined cost of own capital (Ke) and the cost of debt (Kd) estimated for the companies analyzed, considering a target capital structure.

o    Ke was estimated by the appraiser based on the CAPM model - Capital Asset
     Pricing Model, adjusted for country risk

o    Kd was estimated by the appraiser considering credit risk and the debt market situation

[GRAPHIC OMITTED]

                                                                              76

B. Market multiples of comparable companies

Assesses the enterprise based on market multiples of other public companies with similar operational and financial characteristics

o    After selecting the universe of comparable companies, the implicit value of the firm and of the share of the enterprise being evaluated is calculated by multiplying its metrics (e.g.: net profit, EBITDA) by the respective multiples of the universe of comparables

o    The value of the comparable companies typically does not incorporate
     "control" premiums reflected in mergers and acquisition transactions involving comparable companies

o    The key element in the analysis of comparable companies is identifying those of greatest comparability and relevance

     -    A good comparable company is that which has operational and financial characteristics which are similar to the company under evaluation
     -    Examples of operational characteristics include: Sector of activity, products, markets, clients, seasonality and cyclicality
     -    Examples of financial characteristics: Size, leveraging, shareholder base, growth and margins [GRAPHIC OMITTED][GRAPHIC OMITTED]

                                                                              77

Appendix D. Terms and definitions used in the appraisal report

                                                                              78

Terms and definitions used in the evaluation report

Capex: capital expenditures, or investments in maintaining and/or expanding capacity.

EBIT: earnings before interest and taxes, means, pertaining to a given period, the sum of operating profits before deducting financial and tax costs.

EBITDA: earnings before interest, taxes, depreciation and amortization, means, pertaining to a given period, the sum of operating profits before deducting financial, tax, depreciation and amortization costs.

Greenfield: term referring to projects run in locales which have no such activities or operations. LTW: last twelve months.

USDA: United States Department of Agriculture.

VHP: very high polarization, refers to raw sugar, which can be transformed into different types of sugar, being used as raw material for manufacturing processes.

WACC: weighted average cost of capital.

                                                                              79

BANCO DE INVESTIMENTOS CREDIT SUISSE (BRASIL) S.A.
Avenida Brigadeiro Faria Lima, 3064 -14 no andar
01451-000 Sao Paulo, SP
+55 11 3841 6000
www.credit-suisse.com

                                                                              80

EXHIBIT II
ECONOMIC-FINANCIAL APPRAISAL REPORT

Curupay S.A. - Participações Accounting Appraisal Report for Purposes of Merger of Curupay S.A. - Participações by Cosan S.A. Indústria e Comércio May 28, 2009

Deloitte Touche Tohmatsu Auditores Independentes

Deloitte Touche Tohmatsu Av. Dr. José Bonifácio Coutinho Nogueira, 150 - 5° - Sala 502 13091-611 - Campinas - SP Brazil Phone: +55 (19) 3707-3000 Fax: +55 (19) 3707-3001 www.deloitte.com.br

ACCOUNTING APPRAISAL REPORT OF CURUPAY S.A. PARTICIPAÇÕES’ NET ASSETS ON APRIL 30, 2009, FOR PURPOSES OF MERGER BY COSAN S.A. INDÚSTRIA E COMÉRCIO

I.	INTRODUCTION

Deloitte Touche Tohmatsu Auditores Independentes, a simple private society, headquartered in the city and state of São Paulo, at Rua José Guerra, 127, Chácara Santo Antonio, Regional Accounting Council of the State of São Paulo register no. 2 SP 011.609/O-8 and at the Brazilian Securities and Exchange Commission no. CVM00385/9, and with a branch in the City of Campinas, State of São Paulo, at Av. José Bonifácio Coutinho Nogueira, nº. 150, 5[o] andar - Sala 502 - Fazenda São Quirino, Corporate Taxpayer ID (CNPJ) no. 49.928.567/0011-93, and its consolidated articles of incorporation registered on the 3rd Civil Registry of Legal Entities of São Paulo, on December 28, 1977, and further amendments registered in the same Civil Registry, the last of which registered under no. 573008, on September 16, 2008, herein represented by the partner Helio Wellichen, Brazilian, judicially separated, accountant, bearer of the Brazilian Identity Card (RG) no. 7.529.506 SSP-SP, Individual Taxpayer’s Register (CPF) no. 838.978.288-04 and Regional Accounting Council of the State of São Paulo no. 1SP130 122/O-0, business address in the City of Campinas, State of São Paulo, at Av. Dr. José Bonifácio Coutinho Nogueira, 150 - 5º. Andar - Sala 502 - Fazenda São Quirino, CEP 13091-611, specialized company, hired as an expert by the shareholders of Curupay S.A. - Participações, closed joint-stock company, located in the city of Tarumã, State of São Paulo, at Fazenda Nova América, s/no, Bairro Água da Aldeia, Rodovia Miguel Jubran, SP 333, Tarumã/Assis way, Km 418 + 500 meters, at the right at Rodovia Antonio Maia, Frutal do Campo way, + 8 Km, Zona Rural, CEP 19820-000, Corporate Taxpayer ID (CNPJ/ME) no. 09.460.704/0001-11, with the last amendment of its Articles of Incorporation carried out at the Annual and Extraordinary General Meeting held on April 30, 2009, with its registry in process, receipt no. 0.429.502/09-6 at the Trade Board of the State of São Paulo, dated May 28, 2009, to proceed with the assessment, in compliance with article 8, Law 6,404, of December 15, 1976, amended by Law 10,303, of October 31, 2001 and Law 11,638, of December 28, 2007, at book values, of values attributed to its equity, for purposes of merger with Cosan S.A. Indústria e Comércio, publicly held joint-stock company, located in the City of Pirabicaba, State of São Paulo, at the Cosan Administrative Building, Bairro Costa Pinto, s/no, Corporate Taxpayer ID (CNPJ/ME) no.  50.746.577/0001-15 and Corporate Registry ID (NIRE) no. 35300177045, with the last amendment to its Articles of Incorporation carried out at the Extraordinary General Meeting held on January 30, 2009, registered at the Trade Board of the State of São Paulo no. 48.860/09-8, dated February 9, 2009, presents below the result of its works.

II.	OBJECTIVE

The objective of this appraisal report of the accounting balances of the values attributed to the net assets of Curupay S.A. Participações on April 30, 2009, is the merger with Cosan S.A. Indústria e Comércio.

Deloitte Touche Tohmatsu

III.	WORK SCOPE

The accounting appraisal report is being issued together with the examination of the balance sheet of Curupay S.A. – Participações, examined on April 30, 2009, and prepared under the responsibility of the Company’s Management.

Our examination was carried out in accordance with the auditing procedures applicable in Brazil and included: (a) planning the works, taking into consideration the relevance of balances, the volume of transactions and the accounting and internal control systems of the Company; (b) the verification, based on tests, of the evidences and records supporting the accounting values and information which were made available; and (c) the appraisal of the most substantial accounting practices and estimates adopted by the Management of the Company.

IV.	CONCLUSION

Based on the works performed, we conclude that the book balance of the values attributed to the net assets of Curupay S.A. Participações, summarized in Attachment I, is three hundred thirty-four million, one hundred seventy-two thousand Reais (RS334,172,000.00) on April 30, 2009, and are recorded on the accounting books, in accordance with the accounting practices adopted in Brazil.

V.	INEXISTENCE OF CONFLICT OF INTEREST AND LIMITATIONS

According to Article 5 CVM Rule 319, of December 3, 1999, we confirm that:

a)
Pursuant to the Professional rules established by Resolution 821/97 of the Federal Accounting Council (CFC), we are not aware of any direct or indirect conflict of interest referring to Curupay S.A. - Participações or the services described above; we have no direct or indirect interest in the abovementioned companies or any company related to them.

b)
We are not aware of any action by the controlling shareholder or by the managers of the Company aiming to guide, limit or hinder, or practice any acts which have or may have compromised the access, the utilization or knowledge of information, assets, documents or work methodology relevant to the quality of the respective conclusion.

The appraisal report herein is registered is three (03) equal copies, for the effects of the Law to be in effect.

Campinas, May 28, 2009.

DELOITTE TOUCHE TOHMATSU	Helio Wellichen
Auditores Independentes	Accountant
CRC 2 SP 011609/0-8	CRC 1 SP 130122/0-0

Curupay S.A. - Participações	ATTACHMENT 1

CURUPAY S.A. NET ASSETS – INTEREST ON APRIL 30, 2009

ASSETS	R$

CURRENT ASSETS
Cash and banks	100,270.38

NON-CURRENT ASSETS

Permanent:
Investments	334,071,729.62
Total non-current assets	334,071,729.62

TOTAL ASSETS	334,172,000.00

ACCOUNTING NET ASSETS	334,172,000.00